

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-30941

AXCELIS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**34-1818596**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

108 Cherry Hill Drive
Beverly, Massachusetts 01915
(Address of principal executive offices) (zip code)

(978) 787-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value Preferred Share Purchase Rights	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2008: $497,275,221.

Number of shares outstanding of the registrant's Common Stock, $0.001 par value, as of March 27, 2009: 103,283,850.

Documents incorporated by reference:

Portions of the definitive Proxy Statement for Axcelis Technologies, Inc.'s Annual Meeting of Stockholders to be held on May 6, 2009 are incorporated by reference into Part III of this Form 10-K.

PART I

Item 1. Business.

Overview of Our Business

Axcelis Technologies, Inc. ("Axcelis," the Company," "we," "us," or "our") designs, manufactures and services ion implantation, dry strip and other processing equipment used in the fabrication of semiconductor chips. We sell to all of the top 20 semiconductor chip manufacturers worldwide. The ion implantation business comprised approximately 81.9% of our revenues in 2008 with the remaining 18.1% of revenues derived from our dry strip and other processing systems. In addition to equipment, we provide extensive aftermarket service and support, including spare parts, equipment upgrades, maintenance services and customer training. During 2008, we also owned 50% of the equity of SEN Corporation, an SHI and Axcelis Company, or "SEN," a leading producer of ion implantation equipment in Japan. SEN licenses technology from us for certain ion implantation products and has exclusive rights to market the licensed products in Japan. In February 2009, we entered into an agreement to sell our shares in SEN, which closed on March 30, 2009. See "SEN Corporation, an SHI and Axcelis Company" below.

Axcelis is headquartered in Beverly, Massachusetts. We maintain an Internet site at http://www.axcelis.com. We make available free of charge on and through this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this Form 10-K.

Industry Overview

Semiconductor chips, also known as integrated circuits, are used in personal computers, telecommunication equipment, digital consumer electronics, wireless communication products and other applications. Types of semiconductor chips include memory chips (which store and retrieve information), microprocessors (logic devices which process information) and "system on chip" devices (which have both logic and memory features). Most semiconductor chips are built on a wafer of silicon of either 200mm (8 inches) or 300mm (12 inches) in diameter. Each semiconductor chip is made up of millions of tiny transistors or "switches" to control the functions of the device. Transistors are created in the silicon wafer by introducing various precisely placed impurities into the silicon in specific patterns. The process steps in the formation of transistors are traditionally referred to as "Front-End-of-Line." The "Back-End-of-Line" process steps connect the transistors and other components together through several overlapping layers of metal wires, known as interconnect, creating a complete circuit. Each layer of metal interconnect must be separated by a non-conductive or insulating material called inter-level dielectric. Each layer that is added is selectively patterned to all previous layers through a process called photolithography.

Semiconductor chip manufacturers utilize many different types of equipment in the making of integrated circuits. There are over 300 process steps utilizing over 50 different types of process tools required in the making of a single device like a microprocessor. Semiconductor chip manufacturers seek efficiency improvements through increased throughput, equipment utilization and higher manufacturing yields. Capacity is added by increasing the amount of manufacturing equipment in existing fabrication facilities and by constructing new fabrication facilities. Periodically, and historically every seven or eight years, the semiconductor industry adopts a larger silicon wafer size to achieve lower manufacturing costs. Semiconductor manufacturers can produce more chips on a larger wafer, thus reducing the overall manufacturing cost per chip. For example, the use of 200mm wafers in production began at the end of the 1980s. The migration from 200mm to 300mm began at the end of the 1990s. The majority of wafer fabrication facilities today are using wafers with a diameter of 300mm. In 2008, Axcelis derived 59% of total systems revenue (a component of product revenue) from sales of 300mm equipment.

The customer base is also changing. Given the magnitude of the investment needed to build a new wafer fabrication facility (often referred to as a "fab"), which today exceeds $1 billion and can be over $3 billion for a new 300mm fab, many customers are entering into partnerships to offset the cost of technology development and manufacturing. In addition, many chip developers outsource all or part of their chip manufacturing requirements to contract manufacturers, known as foundries. Foundries are predominantly located in Asia (historically Taiwan and Singapore) and are significant purchasers of semiconductor manufacturing equipment. China has recently seen the construction of many new foundries, which is expected to continue.

Traditionally, the semiconductor industry has grown on an annual basis. However, due to the nature of the industry, cyclicality is inherent. Chip manufacturers' periodic aggressive capitalization has historically led to overcapacity, excess chip inventories, softening chip prices and finally muted capitalization, which in turn results in lower demand for equipment. Changes in consumer and business demand for products in which chips are used also affect the industry. Current economic conditions have resulted in greatly reduced demand, and this situation is expected to continue for at least the next year. Therefore, a successful semiconductor equipment manufacturer must not only provide some of the most technically complex products manufactured in the world but also must design its business to thrive during the inevitable low points in the cycle.

Axcelis' Strategy

Our mission and vision is to:

- Ensure our customers' success by providing semiconductor manufacturing and support solutions and services that deliver the best performance at the lowest total cost of ownership.
- Achieve and maintain market share leadership (#1 or #2) in the principal product market segments we serve.
- Deliver profitability and positive cash flow through the industry cycles to maximize shareholder and employee value.

In addition to ion implanters, Axcelis offers dry strip and other processing systems that serve process steps in both the front and back end of line semiconductor manufacturing. In September 2007, Axcelis' management elected to discontinue future development of the thermal processing and photostabilization/curing product lines. Axcelis continues to provide aftermarket support for the installed base of these systems. Of our total 2008 revenues, 14.6% were derived from our dry strip products and related services and 3.5% from these other product lines.

Operationally, we manage our business based on three main tenets:

- technology leadership,
- operational excellence, and
- customer partnerships.

We have continued to invest in research and development through the industry cycles to assure our products meet the needs of our customers. We continue to add to our portfolio of patents and unpatented proprietary technology to ensure that our investment in technology leadership is translated into unique product advantages. We take pride in our scientists and engineers who comprise over one-third of our workforce. We strive for operational excellence by focusing on ways to lower our manufacturing and design costs and to improve our delivery times to our customers. Finally, we have grown and improved our customer support infrastructure and have established Global Customer Teams and a focused account management structure to strengthen our customer relationships and increase customer satisfaction.

Ion Implantation Systems

Ion implantation is a principal step in the transistor formation cycle of the semiconductor manufacturing process. An ion implanter is a large, technically advanced machine that injects dopants such as arsenic, boron or phosphorus into a silicon wafer. These dopants are ionized and therefore have electric charges. With an electric charge they can be manipulated, moved and accelerated with electric and magnetic fields. Ion implanters use these fields to create a beam of ions with a precisely defined amount of energy (ranging between several hundred and three million electron-volts) and with a precisely defined amount of beam current (ranging from microamps to milliamps). Certain areas of the silicon wafer are blocked off by a polymer material known as photoresist, which acts as a "stencil" to pattern devices so that the dopants will only enter the wafer where needed. The dopants change the electrical properties of the silicon wafer to create the active components of a chip, called the transistors. Typical process flows require twenty implant steps, with the most advanced processes requiring thirty or more. Each implant step is characterized by four key parameters: dopant type, dose (amount of dopant), energy (depth into the silicon) and tilt (angle of wafer relative to the ion beam).

In order to cover the wide range of implant steps, three different types of implanters have been developed, each designed to cover a specific range of applications, primarily defined by dose and energy. The three traditional implanter types are referred to as medium current, high current and high energy:

- Medium current (mid dose) implanters are the original model of ion implanter, with mid-range energy and dose capability. These implanters are single wafer systems in which only one wafer at a time is slowly moved in front of the ion beam.
- High current (high dose) implanters were the second type of implanter to emerge, having low energy capability and high dose range. High current implanters were initially designed as "multi wafer" or "batch" tools for maximum productivity, processing multiple wafers at the same time. To address smaller device geometries and provide high tilt, single wafer high current implanters now dominate the sector.
- High energy implanters emerged to address the need for deeper implants with a high energy range and low dose. High energy implanters are available in both multi wafer and single wafer architectures.

Axcelis offers a complete line of high energy, high current and medium current implanters for all application requirements. Axcelis is a market leader in high energy ion implanters and was a market leader in multi wafer high current implanters for many years. Beginning in 2005, most customers shifted from multi wafer tools to single wafer tools for high current applications. Because Axcelis did not have a single wafer high current product at that time, we have experienced a significant loss of market share which we have yet to regain. We introduced our single wafer Optima HD product (for high current applications) in 2006. By the end of 2008, Axcelis had shipped 12 Optima HD products, but due to continued depressed market conditions the Company to date has not regained any significant market share. Our single wafer tool for high energy applications, the Optima XE, was released in the fourth quarter of 2007. We expect to maintain our leadership in the high energy segment through sales of our multi wafer high energy systems and the Optima XE.

Axcelis' line of single wafer implanters, known as the Optima platform, is designed to meet current and future application requirements of our customers by combining high productivity, excellent process performance, technical extendibility and maximum applications overlap. The three Optima products are:

- **The Optima HD.** We use the term "high dose" or "HD" in connection with this product because the Optima HD fulfills all traditional high current requirements while extending beyond traditional high current energy and dose ranges. In order to maximize utilization and flexibility, the Optima HD can process some traditional mid current implants. In addition, the Optima HD is extendable into ultra-low energy applications to satisfy future process requirements. The Optima HD also supports molecular and hydrogen implants for emerging dual poly gate and silicon-on-insulator applications to improve device speed and performance.
- **The Optima XE.** The Optima XE combines Axcelis' production-proven RF Linac high energy, spot beam technology with a high-speed, state-of-the-art single wafer endstation, enabling unmatched throughput. Axcelis' advanced spot beam ensures that all points across the wafer see the same beam at the same beam angle, resulting in exceptional process control and maximum yield. Also introduced in the fourth quarter of 2007 was the Optima HE, a reduced energy version of the Optima XE. This new single wafer high energy tool will meet the needs of those customers exploring a transition from our multi wafer high energy tools.
- **The Optima MD.** We refer to this product as "mid dose" or "MD" because it has energy and dose capabilities which extend beyond the traditional medium current space into traditional high current and high energy spaces. With the introduction of the Optima MD in 2005, Axcelis re-entered the medium current market segment, which we had not participated in since 2001.

We believe the Optima products will meet customer demand for advantages in productivity, simplicity, process performance and technical extendibility.

Dry Strip

In the process steps prior to ion implantation, a light sensitive, polymer-based liquid called photoresist is spread in a uniformly thin film on the wafer. Through a process known as photolithography, the photoresist is developed into a pattern like a stencil. Once the subsequent implant processes and etch steps (in which the top layer of the surface of the wafer not covered by photoresist is removed) are completed, the photoresist is no longer necessary and must be removed. The primary means of removing photoresist and residue is a process called "dry strip" or "ashing." Our dry strip machines, also called "ashers," use microwave and radio frequency energy to turn process gases into plasma, which then acts to "clean" the surface of the wafer by removing the photoresist and unwanted residue.

Stripping photoresist during the front-end-of-line transistor sequence is relatively simple and, therefore, the equipment required (sometimes referred to as "bulk strip") is characterized by high throughput and low cost. Our dry strip tools are capable of removing bulk photoresist from the wafer, as well as the residue left behind after bulk strip. In addition to its use prior to the front-end-of-line implant and etch processes, photoresist is also applied and removed during back-end-of-line processes. Stripping photoresist in the back-end-of-line interconnect sequence requires more complicated tools and cleaning chemistries due to the advanced materials being used at smaller device geometries. One key process is the stripping of the photoresist lying on top of the low-k dielectric film used between copper lines. Since the low-k materials are easily damaged during the photoresist removal process, tools must be designed to minimize this damage. We believe that Axcelis offers the only no damage low-k dry strip solution and that the advantages of our technology will drive growth for Axcelis' dry strip tools in this important application space. Our front-end photoresist removal capabilities coupled with our technology for back-end photoresist removal provide a complete solution for our customers.

Other Processing Systems

Photostabilization/Curing Systems In some manufacturing processes, the photoresist stencil material spread on the wafer must be hardened or "cured." Axcelis' curing (also known as photostabilization) systems use proprietary ultraviolet light sources to cure the photoresist so the material maintains the desired pattern during the subsequent implant processes and etch steps.

The photostabilization and curing market has remained a small segment. In past years, Axcelis has explored growth opportunities for this product line in curing and drying new low-k dielectric materials. To date, broad adoption of such materials has not occurred. In the fourth quarter of 2007, Axcelis determined that the current and near term market opportunity for the curing product line did not justify continuing investment in these products. As a result, Axcelis decided to cease future product development in curing to focus on profitable growth within the company's core ion implant and dry strip businesses.

Thermal Processing Systems At a number of points during the manufacturing process, silicon wafers need to be heated rapidly, often to 900 degrees centigrade or higher, in order to complete chemical or electronic reactions. This heating process is referred to as rapid thermal processing, or RTP. Our thermal processing systems employ a patented design to process a single wafer in a hot wall vertical reactor. This technology differs from most other thermal processing equipment, which regulate temperature through a lamp-based system. The RTP market is dominated by a single major competitor and, while the Axcelis RTP systems have technological advantages for certain applications, our penetration into the market remains low. In the third quarter of 2007, Axcelis determined that the current and near term market opportunity for the RTP product line did not justify continuing investment in these products. As a result, Axcelis decided to cease future product development in RTP to focus on profitable growth within the company's core ion implant and dry strip businesses.

Aftermarket Support and Services

We offer our customers extensive aftermarket service and support throughout the lifecycle of the equipment we manufacture. We believe that more than 4,200 of our products, including products shipped by SEN, are in use in 50 countries worldwide. The service and support that we provide include spare parts, equipment upgrades, and maintenance services. We offer service out of 51 field offices in sixteen countries. Revenues generated through our service and support business represented about 57.1%, 42.2%, and 38.2% of revenue in 2008, 2007, and 2006, respectively.

Our customer support network consists of over 502 staff, including sales and marketing personnel, field service engineers, and spare parts and applications engineers, as well as employees located at our manufacturing facilities who work with our customers to provide customer training and documentation, product, process and applications support.

Most of our customers maintain spare parts inventories for our machines. In addition to our web-based spare parts management and replenishment tracking program, we offer a number of Business-to-Business options to support our customers' parts management requirements. AMI (Axcelis Managed Inventory) provides the customer with full spares support through which Axcelis takes responsibility for the complete supply chain. The expansion of these services provides ease of use alternatives that help us reduce order fulfillment costs and improve cycle time, resulting in an expanded customer base for this service offering. See Note 2 to our Consolidated Financial Statements contained in Item 15 of this Form 10-K for a discussion of revenue classifications from our aftermarket business.

Sales and Marketing

We primarily sell our equipment and services through our direct sales force. We have 16 sales offices in ten countries. Aftermarket service and support is also offered at all of these offices. In the

United States, we conduct sales and marketing activities from seven locations. Outside of the United States, our sales offices are located in Taiwan, South Korea, China, Japan, Germany, Singapore, Netherlands, France and Italy. In addition, isolated sales are made in smaller markets through distributors and manufacturing representatives.

In Japan, we have exclusively licensed specified ion implant products to our joint venture, SEN, which manufactures and sells its machines and services directly to semiconductor manufacturers. This license to SEN was terminated at the closing of the sale of our investment in SEN and a new license was entered into. After the closing of the transaction Axcelis can market all of its ion implant products in Japan. See "SEN Corporation, an SHI and Axcelis Company" below. We sell our non-implant products in Japan through Toda Technologies Service Co., Ltd., an unaffiliated company, which provides sales and support services for these products.

International revenues, including export sales from our U.S. manufacturing facilities to foreign customers, sales by foreign subsidiaries and branches, and royalties, accounted for 64.7% of total revenue in 2008, 67.0% in 2007, and 67.1% in 2006. Substantially all of our sales are denominated in U.S. dollars. See Note 17 to our Consolidated Financial Statements contained in Item 15 of this Form 10-K for a breakdown of our revenues and long-lived assets in the United States, Europe and Asia.

Customers

In 2008, the top 20 semiconductor manufacturers accounted for approximately 75.8% of total semiconductor industry capital spending, down from 80% in 2007. These manufacturers are from the four largest semiconductor manufacturing regions in the world: the United States, Asia Pacific (Taiwan, South Korea, Singapore, and China), Japan and Europe. The Company and SEN together serve all of the 20 largest semiconductor manufacturers. We believe that more than 4,200 of our products, including products shipped by SEN, are in use worldwide.

Revenues from our ten largest customers accounted for 51.5%, 57.8%, and 54.9% of revenue in 2008, 2007, and 2006, respectively. We expect that sales of our products to relatively few customers will continue to account for a high percentage of revenue for the foreseeable future. In 2008, one customer accounted for 11.7% of revenue. In 2007, two customers accounted for 12.2% and 10.5% of revenue, respectively. However, in 2006, no single customer accounted for greater than 10% of revenue.

SEN Corporation, an SHI and Axcelis Company

Since 1983, we have exclusively licensed our Japanese joint venture, SEN Corporation, an SHI and Axcelis Company, to manufacture and sell specific ion implanter systems using our technology in Japan. As of year end 2008, SEN had 532 employees and 149 temporary staff based in Tokyo and Saijo, Japan. We owned 50% of the equity of SEN and our senior managers served as half of the members of SEN's Board of Directors until March 30, 2009 when our investment in SEN was sold to Sumitomo Heavy Industries, Ltd., a Japanese corporation ("SHI") and our joint venture partner. SHI now controls 100% of the equity of SEN. See discussion below about the sale of our investment in SEN to SHI.

Under a Master License Agreement with SEN dated January 16, 1996, as amended (the "1996 License Agreement"), Axcelis has licensed SEN to make and sell specified ion implanters, not including the Optima MD, Optima HD and Optima HE, which are available in Japan directly from Axcelis. SEN pays royalties on its net sales of licensed ion implantation products in accordance with the rates set forth in the 1996 License Agreement. The royalty rates vary depending on the type of implanter sold. These royalty amounts were $4.1 million, $6.1 million and $9.2 million in 2008, 2007 and 2006, respectively. In 2006, Axcelis initiated an arbitration in Tokyo under the 1996 License Agreement to seek to resolve an issue regarding royalties due on SEN's sales of the SHX, its single wafer high energy implanter. To date, the amount of these unpaid royalties is not material. See Item 3. "Legal

Proceedings." This arbitration will be dismissed in connection with Axcelis' sale of its investment in SEN under the Share Purchase Agreement between Axcelis, SHI and SEN, as discussed below. Under the 1996 License Agreement, SEN has granted us a royalty-free worldwide (except for Japan) license to use any technology SEN develops that is an improvement to our technology. The 1996 License Agreement between SEN and Axcelis will continue in effect until terminated. The license agreement may be terminated by Axcelis or by SEN, with the approval of the Axcelis representatives on the SEN Board, on twelve months' notice. The 1996 License Agreement has been be terminated in connection with Axcelis' sale of its shares in SEN under the Share Purchase Agreement between Axcelis, SHI and SEN, as discussed below.

In 2007, Axcelis and SHI entered into a memorandum of understanding that provided for SEN to make an aggregate annual dividend of 40% of its net income to the two shareholders. Under this agreement, Axcelis received dividends of $2.0 million, $6.7 million, and $5.7 million for SEN's fiscal years ended March 31, 2008, 2007, and 2006, respectively. These amounts equaled Axcelis' 50% share of 40% of SEN's net earnings for each year. The memorandum of understanding provides that the two shareholders may re-negotiate the dividend rate for years after 2008. Absent a new agreement, the memorandum of understanding provides for continuing annual dividends at the level of 40% of SEN's net income. Despite this, there can be no guarantee that SHI or SEN management will comply with this obligation. Axcelis expects SEN to record a loss for its fiscal year ending March 31, 2009, in which case no dividend will be paid for that year. This memorandum of understanding was terminated in connection with Axcelis' sale of investment in SEN under the Share Purchase Agreement discussed below.

On February 26, 2009, Axcelis, SHI and SEN entered into a Share Purchase Agreement pursuant to which Axcelis agreed to sell to SHI all of Axcelis' common shares in SEN in exchange for a cash payment of 13 billion Yen on the later of March 31, 2009 or the date on which certain closing conditions are satisfied (the "Share Purchase Agreement"). On March 2, 2009, the Company purchased a foreign exchange option to hedge the proceeds from the transaction. This option insures proceeds of approximately $132.7 million before advisor fees and other expenses. On March 30, 2009, the Company completed the sale of its shares in SEN, to SHI for proceeds of $122.3 million net of advisory fees and other expenses. The Company will record a net gain of approximately $1.2 million on the sale of its investment in SEN in the first quarter.

SEN remains liable to the Company for royalties and commissions on products sold through March 31, 2009. In connection with the closing under the Share Purchase Agreement, Axcelis and SEN entered into a new License Agreement which allows each company to continue to use certain patents and technical information owned by the other to make and sell ion implant systems on a worldwide, royalty-free, perpetual basis. The transaction terminated all existing agreements among the three parties relating to the SEN joint venture. In addition, the arbitration with SEN initiated by Axcelis in Tokyo will be dismissed.

On March 30, 2009, $86.4 million of the proceeds from the sale of our shares in SEN were used for a direct pay-off of all amounts due to the holder of our 4.25% Convertible Senior Subordinated Notes (the "Notes") that matured in January 2009.

Research and Development

Our industry continues to experience rapid technological change, requiring us to frequently introduce new products and enhancements. Our ability to remain competitive in this market will depend in part upon our ability to develop new and enhanced systems and to introduce these systems at competitive prices on a timely and cost effective basis.

We devote a significant portion of our personnel and financial resources to research and development programs and seek to maintain close relationships with our customers to remain responsive to their product needs. We have also sought to reduce the development cycle for new products through a collaborative process whereby our engineering, manufacturing and marketing personnel work closely together with one another and with our customers at an earlier stage in the process. We also use 3D, computer-aided design, finite element analysis and other computer-based modeling methods to test new designs.

Our expenditures for research and development were $63.3 million, $72.0 million and $72.4 million in 2008, 2007, and 2006, respectively, or 25.3%, 17.8% and 15.7% of revenues, respectively. We expect that research and development expenditures will continue to represent a substantial investment in future years.

Manufacturing

We manufacture our products at our 417,000 sq. ft. facility in Beverly, Massachusetts. Our manufacturing facilities employ advanced manufacturing methods and technologies, including lean manufacturing, Six Sigma controls and processes, and web-enabled inventory purchase systems. We manufacture our products in clean room environments that are similar to the clean rooms used by semiconductor manufacturers for wafer fabrication.

Our Beverly facility is also the location of our Advanced Technology Center, which houses an advanced process development laboratory with 12,500 sq. ft. of class 10/100/1000 clean room space for product demonstration and process development and a 34,000 sq. ft. customer training center. These demonstration facilities are used to facilitate sales and to allow customers to test their processing steps on our systems under conditions that substantially replicate the customers' production environment. These environmental conditions include power requirements, toxic gas usage, air handling requirements, including humidity and temperature, equipment bay configuration, wafer characteristics and other factors. These procedures are intended to reduce installation and production qualification times and the amount of particulates and other contaminants in the assembled system, which in turn improves yield and reduces downtime for the customer.

Most ion implant systems are assembled in five separate modules. The modules are then tested individually using specially developed software and are shipped directly to the customer, bypassing the integration of the modules into a complete implanter. As a result, the implanter system is integrated for the first time on the customer's factory floor and tested for quality assurance. We refer to this process as "ship from cell." Ship from cell manufacturing allows us to more quickly and efficiently ship and install ion implant systems than the traditional manufacturing method involving a full integration of the system in our factory. Ship from cell saves an average of 4 weeks in our manufacturing cycle time, thus improving product margins and lead-times for our customers. All of our 200mm and 300mm implanters are qualified for ship from cell manufacturing.

Each system module is packaged to maintain clean room standards during shipment. Installation is not a complex process and does not require specialized skills. A team of assemblers from the customer and Axcelis typically performs the installation. The process includes placing and leveling the equipment at its installation site, connecting it to sources of gas, water and electricity and recalibrating it to specifications that had previously been met during module testing.

We purchase materials, components and sub-assemblies, such as pumps, machine components, power supplies and other electrical components, from various suppliers. These items are either standard products or built to our specifications. Some of the components and sub-assemblies included in our products are obtained either from a sole source or a limited group of suppliers. Disruption to our source could affect our ability to deliver products to our customers. We have installed a web-based supply chain system in order to increase efficiency and cut costs associated with obtaining materials and components. This system electronically exchanges information with our vendors as to purchase orders, forecasts and automatic delivery updates.

We outsource many of our major sub-assemblies and components. We have several large outsourcing partners that provide this service for assemblies like the frames, power distribution systems, wafer handling systems and vacuum systems. Axcelis will continue to aggressively pursue outsourcing opportunities where the economics are justified, with a goal of enabling factory capacity, quality and margin improvement. We outsource complex assemblies up to and including module build. Critical assemblies will continue to be manufactured in house due to the high level of expertise required. We are dependent upon a limited number of suppliers for many components and sub-assemblies, which could result in increased costs or delays in the manufacture and sale of our products.

Competition

The semiconductor wafer fabrication equipment market is highly competitive and is characterized by a small number of medium to large size participants. We compete in two principal product markets in both the front-end and back-end of the semiconductor wafer fabrication process: ion implantation and dry strip. We believe that preexisting relationships have a significant influence on a customer's choice of equipment supplier. Other significant competitive factors in the semiconductor equipment market include price, cost of ownership, equipment performance, customer support, breadth of product line, distribution and financial viability.

Ion Implantation. In ion implantation, our major competitor in high energy and high current is Varian Semiconductor Equipment Associates, Inc. In the medium current equipment segment, we compete with Nissin Electric Co., Ltd. and Varian. After the sale of our investment in SEN to SHI, SEN is licensed to use certain of our technology to compete in the world wide ion implantation market. Our Optima HD Imax competes against Plasma Immersion Systems from both Varian and Applied Materials.

Dry Strip. Our principal competitors in the dry strip product market are PSK, Inc., Mattson Technology Inc. and Novellus Systems, Inc.

Intellectual Property

We rely on patent, copyright, trademark and trade secret protection, as well as contractual restrictions, in the United States and in other countries to protect our proprietary rights in our products and our business. As of January 1, 2009, we had 294 patents issued in the United States and 514 patents granted in other countries, as well as 816 patent applications (99 in the United States and 717 in other countries) on file with various patent agencies worldwide. Patents are generally in effect for up to 20 years from the filing of the application.

We intend to file additional patent applications and grow our intellectual property portfolio as appropriate. Although patents are important to our business, we do not believe that we are substantially dependent on any single patent or any group of patents.

We have trademarks, both registered and unregistered, that are maintained to provide customer recognition for our products in the marketplace.

From time to time, we enter into license agreements with third parties under which we obtain or grant rights to patented or proprietary technology. Except for our license agreement with SEN (described above under "SEN Corporation, an SHI and Axcelis Company"), we do not believe that any of our licenses are currently material to us.

We can give no assurance that we, our licensors, licensees, customers or suppliers will not be subject to claims of patent infringement or claims to invalidate our patents, or that any such claims will not be successful, requiring us to pay substantial damages or delete certain features from our products or both.

Backlog

As of December 31, 2008, our systems backlog (excluding deferred systems revenue) was $6.3 million, as compared to $20.5 million as of December 31, 2007. Systems backlog including deferred systems revenue was $20.7 million and $60.7 million as of December 31, 2008 and 2007, respectively. Decrease in backlog is representative of the overall downturn in the semiconductor equipment market. We believe it is meaningful to investors to include deferred systems revenue as part of our backlog. Deferred systems revenue represents revenue that will be recognized in future periods based on prior shipments. Our policy is to include in backlog only those system orders for which we have accepted purchase orders and typically are due to ship within six months. Backlog does not include orders received for our service business (spare parts, consumables and service contracts) due to the turn rate associated with that business. Generally, orders for services or parts received during the quarter are performed or shipped within the same quarter. All orders are subject to cancellations or rescheduling by customers with limited or no penalties. Due to possible changes in system delivery schedules, cancellations of orders, and delays in systems shipments, our backlog at any particular date is not necessarily indicative of our actual sales for any succeeding period. In addition, our backlog at the beginning of a quarter typically does not include all orders required to achieve our sales objectives for that quarter and is not a reliable indicator of our future sales.

Employees

As of December 31, 2008, we had 1,154 employees and 8 temporary staff worldwide, of which 847 work in North America, 231 in Asia and 76 in Europe. We consider our relationship with our employees to be good. Our employees are not represented by a labor union and are not subject to a collective bargaining agreement. Some of our European locations have formed work councils, which have certain information and discussion rights under applicable law.

Environmental

We are subject to environmental laws and regulations in the countries in which we operate that regulate, among other things: air emissions; water discharges; and the generation, use, storage, transportation, handling and disposal of solid and hazardous wastes produced by our manufacturing, research and development and sales activities. As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of environmental liabilities, claims, penalties and orders. We believe, however, that our operations are in substantial compliance with applicable environmental laws and regulations and that there are no pending environmental matters that would have a material impact on our business. We are ISO-14001 certified at our Beverly, MA facility.

Executive Officers

Mary G. Puma, 51, has been our President and Chief Executive Officer since January 2002 and Chairman since 2005. From May 2000 until January 2002, Ms. Puma was our President and Chief Operating Officer, prior to which she served as a Vice President of Axcelis from February 1999. In 1998, she became General Manager and Vice President of the Implant Systems Division of Eaton Corporation, a global diversified industrial manufacturer. In May 1996, she joined Eaton as General Manager of the Commercial Controls Division. Prior to joining Eaton, Ms. Puma spent 15 years in various marketing and general management positions for General Electric Company. Ms. Puma is a director of Nordson Corporation, North Shore Medical Center and Semiconductor Equipment and Materials International (SEMI).

Stephen G. Bassett, 60, has been our Chief Financial Officer since April 2004 and Executive Vice President, Finance since May 2005, prior to which he was Senior Vice President, Finance since 2004. Prior to that, Mr. Bassett had served as interim Chief Financial Officer for Axcelis beginning in June

2003. From 1999 to 2002, Mr. Bassett served as Chief Financial Officer of Ezenia! Inc., a provider of real-time voice, video and data collaboration solutions for corporate networks and the Internet. From 1996 to 1999, Mr. Bassett worked as an independent financial consultant. From 1981 until 1996, Mr. Bassett served as an audit partner at Ernst & Young LLP, where he managed auditing services for a variety of organizations, ranging from multinational Fortune 500 companies to emerging businesses.

Kevin J. Brewer, 50, is our Executive Vice President, Manufacturing Operations, a position he has held since November 2008, prior to which he had been Vice President of Manufacturing Operations since October 2002 and Director of Operations from 1999 to 2002. Prior to joining Axcelis in 1999, Mr. Brewer was Director of Operations, Business Jets at Raytheon Aircraft Company, a leading manufacturer of business and special mission aircraft owned by Raytheon Company, a manufacturer of defense, government and commercial electronics, as well as aircraft. Prior to that, Mr. Brewer held various management positions in operations and strategic planning in Raytheon Company's Electronic Systems and Missile Systems groups.

Lynnette C. Fallon, 49, has been our General Counsel and corporate Secretary since 2001 and Executive Vice President, Human Resources/Legal since May 2005. Prior to that, Ms. Fallon was Senior Vice President HR/Legal since 2002, and Senior Vice President since 2001. Before joining Axcelis, Ms. Fallon was a partner in the Boston law firm of Palmer & Dodge LLP since 1992, where she was head of the Business Law Department from 1997 to 2001.

Matthew P. Flynn, 52, is our Executive Vice President, Global Customer Operations, a position he has held since May 2005, prior to which he was Vice President Global Customer Operations since October 2002. Before then, Mr. Flynn was Director of Sales, Ion Implant and RTP systems. Prior to joining Axcelis in 1996, Mr. Flynn held executive and management roles at Cherry Semiconductor, an integrated circuit manufacturer, and at Teledyne Inc., in its microelectronics business.

Craig Halterman, 45, has been our Chief Information Officer since July 2000 and a Senior Vice President since May 2005, before which he was a Vice President since July 2000 and our Director of Information Technology since the beginning of 2000. Prior to joining us, Mr. Halterman was Information Technology Director at Honeywell/AlliedSignal in its defense and space systems business since 1997. Before that, Mr. Halterman held various information technology positions at The Dow Chemical Co., Thompson Consumer Electronics, General Electric Co. and RCA Consumer Electronics.

William Bintz, 52, has been our Senior Vice President, Marketing since September 2007. Mr. Bintz joined Axcelis in early 2006 as Director of Marketing for curing and cleaning products and shortly thereafter became Vice President of Product Marketing where he expanded his responsibilities to include implant products as well. Prior to joining Axcelis, from 2002 Mr. Bintz was Product Director for Medium Current and High Energy Ion Implant System at Varian Semiconductor Equipment Associates, Inc. Before that, he was General Manager of the Materials Delivery Products Group at MKS Instruments, beginning in 1999, and General Manager of the Thermal Processing Systems Division at Eaton Corporation (now Axcelis) beginning in 1995.

Item 1A. Risk Factors.

Some of the matters discussed in this filing contain forward-looking statements regarding future events that are subject to risks and uncertainties. From time to time, we may also make other forward-looking public statements, such as statements concerning our then expected future revenues or earnings or concerning the prospects for our markets or our product development, projected plans, performance, order procurement as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in registration statements filed under the Securities Act of 1933, as amended (the "Securities Act"), in press releases or in informal statements made with the approval of an authorized executive officer. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act, as enacted by the Private Securities Litigation Reform Act of 1995.

We wish to caution you not to place undue reliance on these forward-looking statements. These statements speak only as of the date on which they are made and represent management's expectations based on information available to them at that time. The factors listed below, as well as other factors that we may or may not have currently identified, could affect our financial or other performance and could cause our actual results for future periods to differ materially from opinions or statements expressed with respect to future periods or events in any current statement.

We will not undertake, and specifically decline, any obligation to publicly release revisions to these forward-looking statements to reflect either circumstances after the date of the statements or the occurrence of events that may cause us to re-evaluate our forward-looking statements, except as may be required by law.

Important factors that could cause our actual results to differ materially from those projected in forward-looking statements in this Form 10-K or that may otherwise be made by us or on our behalf and that make an investment in our securities risky include, but are not limited to: our ability to maintain our Nasdaq listing, the cyclical nature of the semiconductor industry, whether we can keep pace with rapid technological changes in the semiconductor manufacturing processes, the highly competitive nature of the semiconductor equipment industry, and quarterly fluctuations in operating results attributable to the timing and amount of orders for our products and services, as well as the other risk factors, discussed in the section titled "Outlook" and below. If any of those risk factors actually occurs, our business, financial condition and results of operations could be seriously harmed and the trading price of our common stock could decline.

We may be unable to obtain needed additional capital to finance our operations.

Our capital requirements may vary widely from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, financing activities, acquisitions and investments and inventory and receivables management. Although, we are forecasting continuing depressed market conditions throughout 2009, which will result in negative cash flow from operations, we believe that our existing cash and cash equivalents will be sufficient to satisfy our anticipated cash requirements through the end of 2009, this, of course, depends on the accuracy of our assumptions about levels of sales and expenses, and a number of factors, including those described in these "Risk Factors," could cause us to require additional capital from external sources. We currently do not have access to any sources of external capital. In addition, if the downturn in the semicap equipment industry continues into 2010 and our operating performance does not improve significantly as compared to the fourth quarter of 2008, it could have a significant effect on our liquidity and our ability to continue in the future as a going concern. Depending on market conditions, future debt or equity financings may not be possible on attractive terms or at all. In addition, future debt or equity financings could be dilutive to the existing holders of our common stock.

The general economic crisis may further hurt our business.

Factors such as consumer spending, business investment, and the volatility and strength of the capital markets all affect the business and economic environment, and ultimately, the amount of profitability of our business. Continuing capital market upheavals may have an adverse effect on us because we are dependent on customer behavior. Our revenues are likely to continue to decline in such circumstances and our profit margins will continue to erode. In addition, as a result of extreme prolonged events, such as the global credit crisis, we could incur significant losses

If semiconductor manufacturers do not make sufficient capital expenditures, our sales and profitability will be harmed.

Almost all of our new orders will depend upon demand from semiconductor manufacturers who build or expand fabrication facilities. When the rate of construction or expansion of fabrication facilities declines, demand for our systems will decline, reducing our revenues. Revenue decline also hurts our profitability because our fixed cost structure and our continued investments in engineering, research and development and marketing necessary to develop new products and to maintain extensive customer service and support capabilities limit our ability to reduce expenses in proportion to declining sales.

Our financial results may fluctuate significantly.

We derive most of our revenues from the sale of a relatively small number of expensive products to a small number of customers. The list prices on these products range from $.2 million to over $5.0 million. At our current sales level, each sale, or failure to make a sale, has a material effect on us in a particular quarter. In a given quarter, a number of factors can adversely affect our revenues and results, including changes in our product mix, increased fixed expenses per unit due to reductions in the number of products manufactured, and higher fixed costs due to increased levels of research and development and expansion of our worldwide sales and marketing organization. Our financial results also fluctuate based on gross profit realized on sales. A variety of factors may cause gross profit as a percentage of revenue to vary, including the mix and average selling prices of products sold, costs to manufacture and customize systems and warranty costs. New product introductions may also affect our gross margins. Fluctuations in our results may have an adverse effect on the price of our common stock.

Our financial results may fall short of anticipated levels; forecasting revenues and profitability is complex and may be inaccurate.

Management typically provides financial forecasts for the subsequent quarter in the earnings release for each quarter. These forecasts are based on assumptions believed to be reasonable when made of shipment timing and contract terms. However, in some cases, the final customer terms may not have been agreed and documented at the time the forecast is made, so the level of revenues recognizable in a particular quarter may vary from the forecast. Our lengthy sales cycle, coupled with customers' competing capital budget considerations, make the timing of customer orders uneven and difficult to predict. In addition, our backlog at the beginning of a quarter typically does not include all orders required to achieve our sales objectives for that quarter and is not a reliable indicator of our future sales. As a result, our revenues and operating results for a quarter depend on our shipping orders as scheduled during that quarter, receiving customer acceptance of shipped products during the quarter, and obtaining new orders for products to be shipped in that same quarter. Any delay in, or cancellation of, scheduled shipments and customer acceptances or in shipments from new orders could materially and adversely affect our financial results.

Accounting rules addressing revenue recognition, have added additional complexity in forecasting quarterly revenues and profitability. Orders for our products usually contain multiple delivery elements that result in revenue deferral under generally accepted accounting principles. Due to the foregoing factors, investors should understand that our actual financial results for a quarter may vary significantly from our forecasts of financial performance for that quarter. Failure to meet forecast financial performance may have an adverse effect on the price of our common stock.

The semiconductor industry is highly cyclical and we expect that demand for our products will regularly increase and decrease, making it difficult to manage the business and potentially causing harm to our sales and profitability.

The semiconductor business is highly cyclical, experiencing upturns when the demand for our products is high and downturns when our customers are not investing in new or expanded fabrication facilities. Our revenues can vary significantly from one point in the cycle to another, making it difficult to manage the business, both when revenues are increasing and when they are decreasing. In addition, a substantial portion of our operating expenses are fixed and do not fluctuate with changes in volume. Significant decreases in revenues can therefore have a disproportionate effect on profitability.

Oversupply in the semiconductor industry reduces demand for capital equipment, including our products.

From time to time, inventory buildups in the semiconductor industry, resulting in part from periodic downturns, produce an oversupply of semiconductors. This will cause semiconductor manufacturers to revise capital spending plans, resulting in reduced demand for capital equipment such as our products. If an oversupply is not reduced by increasing demand from the various electronics industries that use semiconductors, which we cannot accurately predict, our sales and profitability will be harmed.

If we fail to develop and introduce reliable new or enhanced products and services that meet the needs of semiconductor manufacturers, our results will suffer.

Rapid technological changes in semiconductor manufacturing processes require us to respond quickly to changing customer requirements. Our future success will depend in part upon our ability to develop, manufacture and successfully introduce new systems and product lines with improved capabilities and to continue to enhance existing products, including products that process 300 millimeter wafers using a single wafer platform. This will depend upon a variety of factors, including new product selection, timely and efficient completion of product design and development and of manufacturing and assembly processes, product performance in the field and effective sales and marketing. In particular:

- We must develop the technical specifications of competitive new systems, or enhancements to our existing systems, and manufacture and ship these systems or enhancements in volume in a timely manner.
- We will need to accurately predict the schedule on which our customers will be ready to transition to new products, in order to accurately forecast demand for new products while managing the transition from older products.
- We will need to effectively manage product reliability or quality problems that often exist with new systems, in order to avoid reduced orders, higher manufacturing costs, delays in acceptance and payment and additional service and warranty expenses.
- Our new products must be accepted in the marketplace.

Our failure to meet any of these requirements will have a material adverse effect on our operating results and profitability.

If we are unable to gain market share in the 300 millimeter single wafer high current ion implant market in a timely way, our results will suffer.

Our future success will depend in large part upon our ability to successfully gain market share with our new single wafer ion implant system, the Optima HD. We were late to market with the Optima HD system, so we must compete against established competitive offerings for the high current 300 millimeter ion implant market. The Optima HD serves the 300 millimeter high current (high dose) market segment of ion implant, which is a substantial portion of the total market opportunity available to Axcelis. Our success will depend upon a variety of factors, including the existence of customer opportunities for the Optima HD to be selected, timely and efficient completion of product reliability and development and of manufacturing and assembly processes, product performance in the field and effective sales and marketing. In particular:

- The technical specifications of the Optima HD system must be competitive;
- The Optima HD must be manufactured and shipped in volume in a timely manner;
- We must effectively manage any product reliability or quality problems that often exist with new systems in order to avoid reduced orders, higher manufacturing costs, delays in acceptance and payment and additional service and warranty expenses; and
- The Optima HD must be accepted in the marketplace.

Our failure to meet any of these requirements will have a material adverse effect on our operating results and profitability.

If we fail to compete successfully in the highly competitive semiconductor equipment industry, our sales and profitability will decline.

The market for semiconductor manufacturing equipment is highly competitive and includes companies with substantially greater financial, engineering, manufacturing, marketing and customer service and support resources than we have that may be better positioned to compete successfully in the industry. In addition, there are smaller, emerging semiconductor equipment companies that provide innovative systems with technology that may have performance advantages over our systems. We expect our competitors to continue to improve the design and performance of their existing products and processes and to introduce new products and processes with improved price and performance characteristics. If we are unable to improve or introduce competing products when demanded by the markets, our business will be harmed. In addition, if competitors enter into strategic relationships with leading semiconductor manufacturers covering products similar to those sold or being developed by us, our ability to sell products to those manufacturers may be adversely affected. Finally, if we must lower prices to remain competitive without commensurate cost of goods savings, our gross margins and profitability will be adversely affected.

We have been dependent on sales to a limited number of large customers; the loss of any of these customers or any reduction in orders from them could materially affect our sales.

Historically, we have sold a significant portion of our products and services to a limited number of fabricators of semiconductor products. For example, in 2008, our top ten customers accounted for 51.5% of our net sales. None of our customers has entered into a long-term agreement requiring it to purchase our products. Although the composition of the group comprising our largest customers has varied from year to year, the loss of a significant customer or any reduction or delays in orders from any significant customer could adversely affect us. The ongoing consolidation of semiconductor manufacturers may also increase the harmful effect of losing one or more significant customers.

As a result of our sale of SEN, our Japanese joint venture, SEN will be able to compete against us globally and we will need to develop infrastructure in Japan

Until March 30, 2009 we owned 50% of the equity of SEN Corporation which held a license from us to make and sell ion implanters in Japan. On that date, we sold our shares in SEN to SHI, and SEN entered into a new License Agreement which allows the two companies to continue to use certain patents and technical information owned by the other to make and sell ion implant systems on a worldwide, royalty-free, perpetual basis. As a result of the sale, SEN is free to make and sell the licensed products worldwide, creating a new global competitor for Axcelis. Axcelis will need to use its established customer relations and infrastructure outside of Japan as well as the technical advantages of the Optima HD and Optima XE to compete against SEN as well as our existing competitors.

Until the Optima developments, we regularly licensed SEN to make and sell our implant systems in Japan. Axcelis is now able to compete against SEN in Japan with all Axcelis products. To do so, Axcelis needs to either expand and develop its own customer relations and infrastructure in Japan or contract with a third party to sell and support implanters in Japan. If Axcelis is not able to compete effectively with SEN, our results of operations may be adversely affected.

Axcelis is subject to the risks of operating internationally and we derive a substantial portion of our revenues from outside the United States, especially from Asia.

We are substantially dependent on sales of our products and services to customers outside the United States. International sales, including export sales from our U.S. manufacturing facilities to non-U.S. customers and sales by our non-U.S. subsidiaries and branches, accounted for 64.7% of total revenue in 2008, 67.0% in 2007, and 67.1% in 2006. System shipments to Asian customers represented 50% of total shipment dollars in 2008 in comparison to 64% of total shipment dollars in 2007. We anticipate that international sales will continue to account for a significant portion of our revenue. Because of our dependence upon international sales, our results and prospects may be adversely affected by a number of factors, including:

- unexpected changes in laws or regulations resulting in more burdensome governmental controls, tariffs, restrictions, embargoes or export license requirements;
- difficulties in obtaining required export licenses;
- volatility in currency exchange rates;
- political and economic instability, particularly in Asia;
- difficulties in accounts receivable collections;
- extended payment terms beyond those customarily offered in the United States;
- difficulties in managing distributors or representatives outside the United States;
- difficulties in staffing and managing foreign subsidiary and branch operations; and
- potentially adverse tax consequences.

We may not be able to maintain and expand our business if we are not able to hire, retain and integrate qualified personnel.

Our business depends on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, technical, financial, sales and marketing personnel in our industry. In particular, we must attract and retain highly skilled design and process engineers. Competition for such personnel is intense, particularly in the Boston metropolitan area, as well as in other locations around the world. If we are unable to retain our existing key personnel, or attract and retain additional qualified personnel, we may from time to time experience levels of staffing inadequate to develop, manufacture and market our products and perform services for our customers. As a result, our growth could be limited or we could fail to meet our delivery commitments or experience deterioration in service levels or decreased customer satisfaction, all of which could adversely affect our financial results.

Our dependence upon a limited number of suppliers for many components and sub-assemblies could result in increased costs or delays in the manufacture and sale of our products.

We rely to a substantial extent on outside vendors to manufacture many of the components and sub-assemblies of our products. We obtain many of these components and sub-assemblies from either a sole source or a limited group of suppliers. Accordingly, we may be unable to obtain an adequate supply of required components on a timely basis, on price and other terms acceptable to us, or at all.

In addition, we often quote prices to our customers and accept customer orders for our products before purchasing components and sub-assemblies from our suppliers. If our suppliers increase the cost of components or sub-assemblies, we may not have alternative sources of supply and may not be able to raise the price of our products to cover all or part of the increased cost of components.

The manufacture of some of these components and sub-assemblies is an extremely complex process and requires long lead times. As a result, we have in the past and may in the future experience delays or shortages. If we are unable to obtain adequate and timely deliveries of our required components or sub-assemblies, we may have to seek alternative sources of supply or manufacture these components internally. This could delay our ability to manufacture or to ship our systems on a timely basis, causing us to lose sales, incur additional costs, delay new product introductions and suffer harm to our reputation.

Our international operations involve currency risk.

Substantially all of our sales are billed in U.S. dollars, thereby reducing the impact of fluctuations in foreign exchange rates on our results. Operating margins of certain foreign operations can fluctuate with changes in foreign exchange rates to the extent revenues are billed in U.S. dollars and operating expenses are incurred in the local functional currency. During the year ended December 31, 2008, approximately 30% of our revenues were derived from foreign operations with this inherent risk. In addition, at December 31, 2008, our operations outside of the United States accounted for approximately 53% of our total assets, the majority of which was denominated in currencies other than the U.S. dollar. Our investment in SEN and our royalty and equity income from SEN are subject to foreign currency exchange risks. From time to time we use forward contracts to hedge the risk of currency fluctuation with respect to SEN royalties for which payment is received in Japanese yen; however, fluctuations in foreign exchange rates could have an adverse affect on our financial results.

Our stock price has been volatile and you could lose the value of your investment.

Our stock price has been volatile and has fluctuated significantly to date. The trading price of our stock is likely to continue to be highly volatile and subject to wide fluctuations. Your investment in our stock could lose value. Some of the factors that could significantly affect the market price of our stock include:

- actual or anticipated variations in results;
- analyst reports or recommendations;
- changes in interest rates; and
- other events and factors, many of which are beyond our control.

The stock market in general has experienced extreme price fluctuations.

Our common stock is at risk for delisting from the Nasdaq Global Select Market.

Our common stock is currently listed on the Nasdaq Global Select Market. Nasdaq has requirements that a company must meet in order to remain listed on the Nasdaq Global Select Market. These requirements include maintaining a minimum closing bid price of $1.00 per share, which we have not maintained since October 7, 2008. Nasdaq's has temporarily suspended the minimum closing bid price requirement until July 20, 2009. Although our non-compliance has no effect on the listing of our common stock at this time, there is no guarantee that we will be able to regain compliance with the minimum closing bid requirement. If we fail to meet the continued listing requirements of the Nasdaq Global Select Market and our common stock is delisted, our stock price, as well as the liquidity of our common stock, would be adversely affected as a result. Delisting would also negatively impact our ability to sell our common stock and secure additional financing.

Our proprietary technology may be vulnerable to efforts by competitors to challenge or design around, potentially reducing our market share.

We rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect our proprietary technology. Despite our efforts to protect our intellectual property, our competitors may be able to legitimately ascertain the non-patented proprietary technology embedded in our systems. If this occurs, we may not be able to prevent their use of this technology. Our means of protecting our proprietary rights may not be adequate and our patents may not be sufficiently broad to prevent others from using technology that is similar to or the same as our technology. In addition, patents issued to us have been, or might be challenged, and might be invalidated or circumvented and any rights granted under our patents may not provide adequate protection to us. Our competitors may independently develop similar technology, duplicate features of our products or design around patents that may be issued to us. As a result of these threats to our proprietary technology, we may have to resort to costly litigation to enforce or defend our intellectual property rights. Finally, all patents expire after a period of time (in the U.S., patents expire 20 years from the date of filing of the patent application). Our market share could be negatively impacted by the expiration of a patent which had created a barrier for our competitors.

Axcelis also has agreements with third parties for licensing of patented or proprietary technology with Axcelis as the licensor or the licensee. Termination of license agreements could have an adverse impact on our financial performance or ability to ship products with existing configurations.

We (or customers that we indemnify) might face intellectual property infringement claims or patent disputes that may be costly to resolve and, if resolved against us, could be very costly to us and prevent us from making and selling our systems.

From time to time, claims and proceedings have been or may be asserted against us relative to patent validity or infringement matters. We typically agree to indemnify our customers from liability to third parties for intellectual property infringement arising from the use of our products in their intended manner. Therefore, we occasionally receive notification from customers who believe that we owe them indemnification or other obligations related to infringement claims made against the customers by third parties. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets, even if the claims are without merit, could be very expensive to defend and could divert the attention of our management. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek costly licenses from third parties and prevent us from manufacturing and selling our systems. In addition, infringement indemnification clauses in system sale agreements may require us to take other actions or require us to provide certain remedies to customers who are exposed to indemnified liabilities. Any of these situations could have a material adverse effect on our business results.

If operations were disrupted at Axcelis' primary manufacturing facility it would have a negative impact on our business.

We have one primary manufacturing facility, located in Massachusetts. Its operations could be subject to disruption for a variety of reasons, including, but not limited to natural disasters, work stoppages, operational facility constraints and terrorism. Such disruption could cause delays in shipments of products to our customers and could result in cancellation of orders or loss of customers, which could seriously harm our business.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We own one property and lease 53 properties, of which 17 are located in the United States and the remainder are located in Asia and Europe, including offices in Taiwan, Singapore, South Korea, China, Japan, Malaysia, Italy, Germany and France.

Our principal facilities are listed below:

Facility Location	Principal Use	Square Footage (Owned Leased)
Beverly, Massachusetts	Manufacturing, research and development, sales/marketing, customer support, advanced process development, product demonstration, customer-training center and corporate headquarters.	417,000 (owned)
Beverly, Massachusetts	Research and development, marketing and customer support	22,000 (leased)

Although we are currently operating significantly below normal capacity as a result of the continuing downturn in the industry, we believe that there is no material long-term, excess capacity in our manufacturing facilities, although utilization is subject to change based on customer demand. We believe that our manufacturing facilities and equipment generally are well maintained, in good operating condition, suitable for our purposes, and adequate for our present operations. Our Beverly, Massachusetts and Rockville, Maryland facilities are ISO 9001 and ISO 14001 certified and all other locations are ISO 9001 certified.

Item 3. Legal Proceedings.

In January 2009, U.S. Bank National Association, the trustee (the "Trustee") under the Indenture relating to the Company's 4.25% Convertible Senior Subordinated Notes (the "Notes"), filed a Complaint in US District Court in the (Southern) District of New York seeking a judgment for the amount due on the Notes, (a total payment of approximately $86.4 million). This litigation relates to the Company's failure to pay the principal and interest due on the Notes on January 15, 2009, discussed in the Management's Discussion and Analysis below. In February 2009, as an inducement to enter into the Share Purchase Agreement dated February 26, 2009 (the "Share Purchase Agreement") with Sumitomo Heavy Industries, Ltd. ("SHI") and SEN Corporation, an SHI and Axcelis Company ("SEN"), the Trustee confirmed in writing that judgment would not be entered in this litigation until after April 13, 2009, during which time it was contemplated that the closing under the Share Purchase Agreement will occur. On March 30, 2009, the sale of our equity holdings in SEN was completed and the Notes were repaid in full. As a result of the payment, the trustee for the Notes will withdraw litigation filed in connection with Axcelis' default on the Notes. See "Business—SEN Corporation, an SHI and Axcelis Company."

The Company is not presently a party to any other litigation that it believes might have a material adverse effect on its business operations. The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. This includes the arbitration initiated by Axcelis in 2006 with SEN to establish a basis for setting the royalty for a single wafer, high current ion implant system known as the SHX. To date, the amount of these unpaid royalties is not material. In January 2009, the Company and SEN agreed to suspend this arbitration indefinitely. On March 30, 2009, in connection with the completion of the sale of SEN, this arbitration will be dismissed by the parties. See "Business—SEN Corporation, an SHI and Axcelis Company."

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock trades on the Nasdaq Global Select Market under the symbol ACLS. The following table sets forth the high and low sale prices as reported on the Nasdaq Global Select Market during each of the quarters for the two most recent years. As of March 13, 2009, we had approximately 5,692 stockholders of record. We have not paid any cash dividends in the past five years and do not anticipate paying cash dividends in the future.

	Common Stock Price	
	High	Low
2007		
First Quarter	$7.82	$5.92
Second Quarter	8.20	5.96
Third Quarter	6.63	4.52
Fourth Quarter	5.17	4.04
2008		
First Quarter	$5.79	$3.70
Second Quarter	6.04	4.63
Third Quarter	5.35	1.25
Fourth Quarter	1.73	0.36

Item 6. Selected Financial Data.

The following selected consolidated statements of operations data for each of the three years ended December 31, 2008, 2007, and 2006 and the consolidated balance sheet data as of December 31, 2008 and 2007 have been derived from the audited consolidated financial statements contained in Item 15 of Part IV of this Form 10-K. The selected consolidated balance sheet data as of December 31, 2006 and 2005, and the statement of operations data for the years ended December 31, 2005 and 2004, has been derived from the audited financial statements contained in our Form 10-K filed on March 13, 2007. The consolidated balance sheet data as of December 31, 2004 has been derived from the audited financial statements contained in our Form 10-K filed on March 15, 2005.

The historical financial information set forth below may not be indicative of our future performance and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes to those statements included in Item 7 of Part II and Item 15 of Part IV, respectively, of this Form 10-K.

	Years ended December 31, 2008				
	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)				
Consolidated statements of operations data:					
Revenue	$ 250,214	$404,800	$461,717	$372,540	$507,976
Gross profit	62,615	152,861	191,514	154,431	211,528
Equity income (loss) of SEN	(3,667)	10,416	19,266	15,751	30,531
Income (loss) before Income taxes	(195,803)	(11,808)	42,783	(1,982)	75,139
Net income (loss)	(196,664)	(11,398)	40,770	(3,855)	74,175
Net income (loss) per share:					
Basic	$ (1.91)	$ (0.11)	$ 0.40	$ (0.04)	$ 0.75
Diluted	$ (1.91)	$ (0.11)	$ 0.40	$ (0.04)	$ 0.73
Shares used in computing basic and diluted per share amounts:					
Basic	102,739	101,891	101,058	100,301	99,528
Diluted	102,739	101,891	101,361	100,301	101,205
Consolidated balance sheet data:					
Cash and cash equivalents	$ 37,694	$ 83,877	$140,451	$ 71,417	$108,295
Working capital	111,182	284,679	284,910	301,143	298,184
Total assets	455,181	669,929	753,993	661,443	688,862
Long-term liabilities	5,808	89,920	86,290	141,176	137,994
Stockholders' equity	319,377	486,006	447,562	426,041	443,473

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Certain statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements that involve risks and uncertainties. Words such as may, will, should, would, anticipates, expects, intends, plans, believes, seeks, estimates and similar expressions identify such forward-looking statements. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Factors that might cause such a difference include, among other things, those set forth under "Liquidity and Capital Resources" and "Risk Factors" and others discussed elsewhere in this Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. We assume no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting forward-looking statements, except as may be required by law.

Overview

Axcelis Technologies, Inc. ("Axcelis,""the Company," "we," "us," or "our"), is a worldwide producer of equipment used in the fabrication of semiconductors. In addition, the Company provides extensive aftermarket service and support, including spare parts, equipment upgrades, and maintenance services to the semiconductor industry. Until March 30, 2009, the Company owned 50% of the equity of a joint venture with Sumitomo Heavy Industries, Ltd. ("SHI") in Japan. This joint venture, which is known as SEN Corporation, an SHI and Axcelis Company ("SEN"), licensed technology from the Company relating to the manufacture of specified ion implantation products and had exclusive rights to manufacture and sell these products in the territory of Japan. SEN is the leading producer of ion implantation equipment in Japan. Upon the sale of the Company's investment in SEN, (See Note 1 to the consolidated financial statements.) Axcelis and SEN entered into a new License Agreement which allows each company to continue to use certain patents and technical information owned by the other to make and sell ion implant systems on a worldwide, royalty-free, perpetual basis. As a result of the sale, SEN is free to make and sell the licensed products worldwide, creating a new global competitor for Axcelis. Axcelis will need to use its established customer relations and infrastructure outside of Japan as well as the technical advantages of the Optima HD and Optima XE to compete against SEN as well as our existing competitors.

Prior to the release of the Optima product line, we regularly licensed SEN to make and sell our implant systems in Japan. Axcelis is now able to compete against SEN in Japan with all Axcelis products. To do so, Axcelis needs to either expand and develop its own customer relations and infrastructure in Japan or contract with a third party to sell and support implanters in Japan. If Axcelis is not able to compete effectively with SEN, our results of operations may be adversely affected.

As discussed in "Liquidity and Capital Resources" below, on January 15, 2009, Axcelis failed to make the required payment of approximately $85 million under an Indenture dated as of May 2, 2006 (the "Indenture") between Axcelis and U.S. Bank National Association, as trustee, relating to the Company's 4.25% Convertible Senior Subordinated Notes. On February 26, 2009, Axcelis, SHI and SEN entered into a Share Purchase Agreement pursuant to which, on March 30, 2009, sold its shares in SEN to SHI for $122.3 million net of advisory fees and expenses. A portion of the net proceeds was used to discharge, in full, the Company's obligations under the Indenture.

The semiconductor capital equipment industry is subject to significant cyclical swings in capital spending by semiconductor manufacturers. Capital spending is influenced by demand for semiconductors and the products using them, the utilization rate and capacity of existing semiconductor manufacturing facilities and changes in semiconductor technology, all of which are outside of our control. As a result, our revenues and gross margins, to the extent affected by increases or decreases in volume, could fluctuate from year to year and period to period. The industry experienced a downturn beginning in the second half of 2007 which extended through 2008 and is expected to continue at least through 2009. Our gross margins are also affected by the introduction of new products. We typically become more efficient in manufacturing products as they mature. Our expense base is largely fixed and does not vary significantly with changes in volume. Therefore, we could experience fluctuations in operating results and cash flows depending on our revenues as driven by the level of capital expenditures by semiconductor manufacturers.

The sizable expense of building, upgrading or expanding a semiconductor fabrication facility is increasingly causing semiconductor companies to contract with foundries to manufacture their semiconductors. In addition, consolidation and partnering within the semiconductor manufacturing industry is increasing. We expect these trends to continue to reduce the number of our potential customers. This growing concentration of Axcelis' customers may increase competitive pricing as higher percentages of our total revenues are tied to the buying decisions of a particular customer or a small number of customers.

In both 2008 and 2007, we incurred net losses. Beginning in 2004, most customers shifted from multi wafer tools to single wafer tools for high current ion implant applications. Because we did not have a single wafer high current product, we have experienced a significant loss of market share which we have yet to regain. We introduced our single wafer Optima HD (for high current applications) product in 2006 and have begun to gain traction with this tool at a number of customers through evaluation arrangements. As of December 31, 2008, revenue of approximately $21.3 million has been recognized on sales of the Optima HD.

During the last four months of 2008, our stock price dropped significantly below book value. Our inability to repay our outstanding debt in January 2009 and our inability to generate sufficient cash flows to support ongoing operations, have adversely impacted our stock price. As mentioned above, we have lost significant market share in high current ion implant (the largest market segment in ion implant) over the past several years. We believe that we now have competitive products in the high current and high energy ion implant market segments, as well as dry strip. However, challenging market conditions have severely limited our ability to increase sales and market share. Additionally, in concert with the market uncertainty resulting from the current credit crisis, we believe that the economic downturn characterized by higher unemployment, lower corporate earnings, lower business investment and lower consumer spending, has severely impacted many technology manufacturers and has significantly lowered the demand for our products. The Company believes that a combination of these factors accounts for the difference between our stock trading price and our book value.

In addition, the estimated future total available market for our products, as published by independent third party industry analysts, was significantly revised downward in the fourth quarter and we experienced a 26% decline (as compared to aftermarket revenue in the third quarter of 2008) in our aftermarket business, reflecting significant declines in manufacturers' capacity utilization. This fourth quarter contraction in the industry led us to revise our short term and long term financial forecasts. As a result, we recorded charges in the fourth quarter of 2008 for the impairment of intangible and long-lived assets of $46.9 million, impairment of goodwill of $42.1 million, and excess inventory of $23.2 million.

Continuing capital market upheavals may have an adverse effect on us because we are dependent on customer behavior. Our revenues would likely continue to decline in such circumstances and our profit margins would continue to erode. In addition, as a result of extreme prolonged events, such as the global credit crisis, we could incur significant losses. Factors such as consumer spending, business investment, and the volatility and strength of the capital markets all affect the business and economic environment, and ultimately, the amount of profitability of our business. Continuing adverse trends in the economy would likely affect our earnings negatively and have a material adverse effect on our business, results of operations and financial condition.

Axcelis' liquidity is affected by many factors. Some of these factors are based on normal operations of the business, including acceptance of the Optima product line, and others relate to the uncertainties of global economies, including the availability of credit, and the state of the semiconductor equipment industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that based on our current market, revenue and expense forecast our existing cash and cash equivalents and the net proceeds of the sale of our SEN investment will be sufficient to satisfy our anticipated cash requirements at least through 2009. If the downturn in the semicap equipment industry continues into 2010 and our operating performance does not improve significantly as compared to the fourth quarter of 2008, it could have a significant effect on our liquidity and our ability to continue in the future as a going concern.

Operating results for the years presented are not necessarily indicative of the results that may be expected for future interim periods or years as a whole.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon Axcelis' consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, income taxes, accounts receivable, inventory and warranty obligations. Management's estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies are critical in the portrayal of our financial condition and results of operations and require management's most significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

Our revenue recognition policy involves significant judgment by management. As described below, we consider a broad array of facts and circumstances in determining when to recognize revenue, including contractual obligations to the customer, the complexity of the customer's post delivery acceptance provisions, payment history, customer creditworthiness and the installation process. In the future, if the post delivery acceptance provisions and installation process become more complex or result in a materially lower rate of acceptance, we may have to revise our revenue recognition policy, which could delay the timing of revenue recognition.

We recognize revenue based on guidance provided in SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*. Axcelis' revenue transactions include sales of products under multiple element arrangements. Revenue under these arrangements is allocated to each element, except systems, based upon its estimated fair market value, in accordance with the provisions of EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). The amount of revenue allocated to systems is calculated on a residual method. Under this method, the total value of the arrangement is allocated first to the undelivered elements, with the residual amount being allocated to product revenue.

The value of the undelivered elements includes (a) the greater of (i) the fair value of the installation or (ii) the portion of the sales price that will not be received until the installation is completed (the "retention") plus (b) the fair value of all other undelivered elements. The amount allocated to installation is based upon the fair value of the service performed, including labor, which is based upon the estimated time to complete the installation at hourly rates, and material components. The fair value of all other undelivered elements is based upon the price charged when these elements are sold separately. Product revenue for products which have demonstrated market acceptance (legacy products), is generally recognized upon shipment provided title and risk of loss has passed to the customer, evidence of an arrangement exists, prices are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. Revenue from installation services is recognized at the time formal acceptance is received from the customer or, for certain customers, when both the formal acceptance and retention payment have been received. Revenue for other elements is recognized at the time products are shipped or the related services are performed.

We generally recognize systems revenue for products which have demonstrated market acceptance (legacy products), at the time of shipment because the customer's post-delivery acceptance provisions and installation process have been established to be routine, commercially inconsequential and perfunctory. The majority of Axcelis' systems are designed and tailored to meet the customer's specifications, as outlined in the contract between the customer and Axcelis, which may be the Axcelis standard specification. To ensure that the customer's specifications are satisfied, many customers request that new systems be tested at Axcelis' facilities prior to shipment, normally with the customer present, under conditions that substantially replicate the customer's production environment and the customer's criteria are confirmed to have been met. Customers of mature products generally do not require pre-shipment testing. We believe the risk of failure to complete a system installation is remote. Should an installation not be completed successfully, the contractual provisions do not provide for forfeiture, refund or other purchase price concession beyond those prescribed by the provisions of the Uniform Commercial Code applicable generally to such transactions.

For initial shipments of systems with new technologies or in the small number of instances where Axcelis is unsure of meeting the customer's specifications or obtaining customer acceptance upon shipment of the system, Axcelis will defer the recognition of systems revenue and related costs until written customer acceptance of the system is obtained. This deferral period is generally within twelve months of shipment.

Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts, or based on parts usage, where appropriate. Revenue related to service hours is recognized when the services are performed.

Royalty revenue is primarily earned under the terms of our license agreement with SEN. Royalty revenue is recorded at the time SEN notifies the Company that royalties have been earned.

Goodwill

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we review goodwill for impairment at least annually or more often if there are indicators of impairment present. Our annual test is performed during the fourth quarter of each year. As a result of declining economic conditions, along with our stock price below book value, we also performed an interim test at September 30, 2008, concluding that goodwill was not impaired. The provisions of SFAS 142 require that a two-step impairment test be performed for goodwill. In the first step, we compare the fair value of the reporting unit to which goodwill has been allocated to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test and determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

Our annual test was performed during the fourth quarter of 2008. During this period, the significant decline in our stock price experienced at the end of the third quarter continued through the end of the fourth quarter and beyond, resulting in a sustained market capitalization well below book value. In addition, the estimated future total available market for our products, as published by independent third party industry analysts, was significantly revised downward in the fourth quarter and we experienced a 26% decline (as compared to aftermarket revenues in the third quarter of 2008) in our aftermarket business, reflecting significant declines in manufacturers' capacity utilization. This fourth quarter contraction in the industry led us to revise our short-term and long-term financial forecast. Our updated long-term financial forecast represents the best estimate that our management has at this time and we believe that its underlying assumptions are reasonable.

SFAS 142 requires that we measure goodwill for impairment at the reporting unit level. The Company has one operating segment as defined by SFAS 131 and disclosed in Note 17 to the consolidated financial statements. At December 31, 2008, goodwill was evaluated for impairment at the component level, which is one level below the operating segment. As such, the Cleaning and Curing product line was considered the reporting unit, for purposes of evaluating goodwill for impairment.

The impairment analysis utilized a discounted cash flow method and assumed a cash flow period of 10 years based on management's updated projections for 3 years and an additional 7 years based on additional projections and historical performance. The underlying assumptions in this 10 year forecast contemplate increased market share above current levels, improvement to gross margins while managing operating expenses at current levels. We utilized the Gordon Growth Method based upon a discount rate of 18% less the estimated growth rate of 3.0%. A variance in these assumptions could have a significant impact on the assessment as to whether goodwill may or may not be impaired.

Based on the result of our impairment assessment of goodwill, we determined that the carrying value of our Cleaning and Curing product line exceeded its estimated fair value. Therefore, we performed the second step of the impairment test to determine the implied value of goodwill. We allocated the estimated fair value of our Cleaning and Curing product line as determined in the first step to recognized and unrecognized net assets, including allocations to intangible assets. The result of our analysis indicated that there would be no remaining implied value attributable to goodwill in our Cleaning and Curing product line and accordingly, we recorded a goodwill impairment charge of $42.1 million as of December 31, 2008.

Estimates and assumptions used in the determination of fair value for the Cleaning and Curing product line include revenue growth rates and operating margins. These are used to calculate projected future cash flows, risk adjusted discount rates, future economic and market conditions and determining appropriate market comparables. We believe these assumptions to be reasonable but actual conditions are unpredictable and inherently uncertain. Actual future results may differ from out estimates.

Impairment of Intangible and Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we assess the carrying value of intangible and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As a result of declining economic conditions, along with our stock price below book value, we performed an interim test at September 30, 2008, concluding that intangible and long-lived assets were not impaired.

The significant decline in our stock price experienced at the end of the third quarter continued through the end of the fourth quarter and beyond, resulting in a sustained market capitalization well below book value. In addition, the estimated future total available market for our products, as published by independent third party industry analysts, was significantly revised downward in the fourth quarter and we experienced a 26% decline (as compared to aftermarket revenue in the third quarter of 2008) in our aftermarket business, reflecting significant declines in manufacturers' capacity utilization.

This fourth quarter contraction in the industry led us to revise our short-term and long-term financial forecasts. Our updated financial forecast represents the best estimate that our management has at this time and we believe that its underlying assumptions are reasonable. Recoverability is measured by a comparison of the assets' carrying amount to their expected future undiscounted net cash flows. If such assets are considered to be impaired, the impairment is measured based on the amount by which the carrying value exceeds its fair value. Fair value was based on a probability weighted cash flow forecast, discounted at a rate commensurate with the risks involved in achieving the forecasted cash flows. See notes 2, 6, 8, and 9 to the accompanying financial statements for further detail on impairment of intangible and long-lived assets.

The estimates of future operating results and cash flows are derived from our updated long-term financial forecast. This updated long-term forecast represents the best estimate that we have at this time and we believe that its underlying assumptions are reasonable based primarily on current product performance and customer acceptance. This forecast relies primarily on market assumptions and market share we expect to achieve. However, actual performance in the near-term and longer-term could be materially different from these forecasts, which could impact future estimates of undiscounted cash flows and may result in the impairment of the carrying amount of long-lived assets. This could be caused by events such as strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, or a material negative change in its relationships with significant customers. Accordingly, we will continue to perform this analysis no less than quarterly for the foreseeable future.

As a result of this review, we recorded a total intangible assets and long-lived asset impairment charge of $46.9 million during the fourth quarter ended December 31, 2008. This charge consisted of intangibles of $8.3 million, certain other assets of $21.1 million and property, plant and equipment of $17.5 million.

Accounts Receivable—Allowance for Doubtful Accounts

Axcelis records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Axcelis' customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be necessary.

Inventory—Allowance for Excess and Obsolescence

Axcelis records an allowance for estimated excess and obsolete inventory. The allowance is determined using management's assumptions of materials usage, based on estimates of forecasted and historical demand and market conditions. If actual market conditions become less favorable than those projected by management, additional inventory write-downs may be required.

With the downward revisions in the fourth quarter of the estimated future total available market for our products, we revised our revenue forecasts through 2010. Based on the revised forecasts and expected inventory usages over the next two years, we increased the excess and obsolete inventory reserve by $23.2 million as of December 31, 2008. Although the Company makes every effort to ensure the accuracy of our forecasts or product demand and pricing assumptions, any significant unanticipated changes in demand, pricing, or technical developments would significantly impact the value of our inventory and our reported operating results. In the future, if the Company finds that estimates are too optimistic and determine that inventory needs to be written down further, the Company will recognize such costs in our cost of revenue at the time of such determination. Conversely, if we find our estimates are too pessimistic and we subsequently sell product that has previously been written down, our gross margin in that period will be favorably impacted.

Product Warranty

Axcelis offers a one to three year product warranty, the terms and conditions of which vary depending upon the product sold. For all systems sold, we accrue a liability for the estimated cost of standard warranty at the time of system shipment and defer the portion of systems revenue attributable to the fair value of non-standard warranty. Costs for non-standard warranty are expensed as incurred. Factors that affect our warranty liability include the number of installed units, historical and anticipated product failure rates, material usage and service labor costs. We periodically assess the adequacy of our recorded liability and adjust the amount as necessary.

Results of Operations

The following table sets forth our results of operations as a percentage of total revenue for the periods indicated:

	Years Ended December 31,		
	2008	2007	2006
Revenue:			
Product	77.6%	84.9%	86.3%
Service	20.7%	13.6%	11.7%
Royalties, primarily from SEN	1.7%	1.5%	2.0%
Total revenue	100.0%	100.0%	100.0%
Cost of revenue:			
Product	64.5%	53.6%	50.7%
Services	10.5%	8.6%	7.8%
Total cost of revenue	75.0%	62.2%	58.5%
Gross profit	25.0%	37.8%	41.5%
Operating expenses:			
Research and development	25.3%	17.8%	15.7%
Sales and marketing	17.8%	12.3%	9.9%
General and administrative	17.2%	10.3%	10.1%
Impairment of goodwill	16.8%	1.2%	0.0%
Impairment of intangibles and long lived assets	18.8%	0.0%	0.0%
Amortization of intangible assets	1.1%	0.7%	0.5%
Restructuring charges	2.7%	0.6%	0.1%
Total operating expenses	99.7%	42.9%	36.3%
Income (loss) from operations:	(74.7)%	(5.1)%	5.2%
Other income (expense):			
Equity income (loss) of SEN	(1.5)%	2.6%	4.2%
Interest income	0.6%	1.2%	1.8%
Interest expense	(2.6)%	(1.6)%	(1.9)%
Other, net	(0.1)%	0.0%	(0.1)%
Total other income (expense)	(3.6)%	2.2%	4.0%
Income (loss) before income taxes	(78.3)%	(2.9)%	9.2%
Provision for/(benefit) from income taxes	0.3%	(0.1)%	0.4%
Net income (loss)	(78.6)%	(2.8)%	8.8%

Year ended December 31, 2008 in comparison to the year ended December 31, 2007

Revenue

Revenues declined significantly in 2008 compared to 2007 and based on current industry projections are expected to decline further in 2009. The continuing decline in market conditions is expected to have a negative impact on both revenues from system sales and revenues from the Company's aftermarket business.

Product

Product revenue, which includes systems sales, sales of spare parts and product upgrades, was $194.3 million or 77.6% of revenue in 2008, compared with $343.6 million, or 84.9% of revenue in 2007. Product revenue in 2007 and 2008 has been reduced by our loss of high current market share, as discussed above. The decline in product revenue in 2008 is also attributable to a weakening semiconductor market and a related decrease in capital spending by semiconductor manufacturers. In addition, a decrease in capacity expansion at 200mm manufacturing facilities (a portion of which relates to the overall decline in the semiconductor capital equipment market) decreased revenue from system sales by $149.3 million for 2008.

Approximately 41% of systems revenue in 2008 was from sales of 200mm products and 59% was from sales of 300mm products, compared with 31.6% and 68.4% for sales of 200mm products and 300mm products in 2007, respectively. Despite our results, general market trends for the past several years highlight a growth in sales toward 300mm products and a decrease in expansion of facilities using 200mm products.

A portion of our revenue from system sales is deferred until installation and other services related to future deliverables are performed. The total amount of deferred revenue at December 31, 2008 and 2007 was $14.4 million and $40.5 million, respectively. The decline was mainly due to the decrease in overall systems revenue in 2008 and the recognition of $13.2 million of revenue deferred in 2007 related to the rollout of the Optima HD product line.

Service

Service revenue, which includes the labor component of maintenance and service contracts and fees for service hours provided by on-site service personnel, was $51.9 million, or 20.7% of revenue for 2008, compared with $55.2 million, or 13.6% of revenue, for 2007. Although service revenue should increase with the expansion of the installed base of systems, it can fluctuate period to period based on capacity utilization at customers' manufacturing facilities, which affects the need for equipment service.

Royalties

Royalty revenue was $4.1 million or 1.7% of revenue for 2008, compared with $6.1 million, or 1.5% of revenue for 2007. Royalties are earned primarily under the terms of our license agreement with SEN. Changes are mainly attributable to fluctuations in SEN sales volume based on demand for equipment by Japanese semiconductor manufacturers and the timing of shipments in Japan. In connection with the sale of the Company's investment in SEN (see Note 1 to the consolidated financial statements.) subsequent to March 31, 2009 SEN will have no obligation to pay royalties to the Company.

Ion Implant

Revenue from sales of ion implantation products and service accounted for $204.9 million, or 81.9% of total revenue in 2008, compared with $304.5 million, or 75.2%, of total revenue in 2007. The decline was due to the factors discussed above. Annual revenue from the sale of ion implantation products and service typically average from 70% to 80% of total revenues.

Aftermarket

The Company's product revenues include sales of spare parts and product upgrades as well as complete systems. We refer to the business of selling spare parts and product upgrades, combined with the sale of maintenance labor and service contracts and service hours as the "aftermarket" business. The revenue from our aftermarket business was $143.0 million for 2008, compared to $170.9 million for 2007. Aftermarket revenue generally increases with expansion of the installed base of systems but can fluctuate period to period based on capacity utilization at customers' manufacturing facilities which affects the sale of spare parts and demand for equipment service. The estimated future total available market for our products, as published by independent third party industry analysts, was significantly revised downward in the fourth quarter and we experienced a 26% decline (as compared to aftermarket revenues in the third quarter of 2008), in our aftermarket business, reflecting significant declines in manufacturers' capacity utilization. The decline of aftermarket revenue has continued through the first quarter of 2009.

Gross Profit

Product

Gross profit from product revenue was 17.0% for 2008, compared to 36.8% for 2007, a decrease of 19.8%. Approximately 12% of the decrease pertains to an additional reserve of $23.2 million for excess inventory. The remaining 7.8% decrease is attributable to the significantly lower system sales volume (14.9%) during the year. These amounts were offset by the favorable impact of an increased mix of parts and upgrade revenue at higher margins (7.1%).

Service

Gross profit from service revenue was 49.2% for 2008, compared to 36.8% for 2007. The increase in gross profit is attributable to service pricing increases enacted during the first quarter of 2008 driving a higher mix of profitable service support agreements and lower expenses against fixed price support contracts.

Research and Development

Research and development expense was $63.3 million in 2008, a decrease of $8.7 million, or 12%, compared with $72.0 million in 2007. The decrease was driven primarily by completion of Optima and Integra platform development: decreased professional fee expenses ($3.4 million), decreased payroll costs ($4.8 million) and decreased project material costs ($1.3 million), offset by increased development asset amortization and depreciation costs ($0.8 million).

Research and development expense was attributable to the following activities for 2008: 49% for new product development, 32% for improvement of existing products, and 19% for product testing.

Sales and Marketing

Sales and marketing expense was $44.6 million in 2008, a decrease of $5.4 million, or 10.8%, compared with $50.0 million in 2007. The decrease was driven primarily by decreased payroll costs ($3.7 million), decreased professional services ($0.3 million), decreased commissions expenses ($0.4 million), decreased travel costs ($1.2 million), decreased marketing communications costs ($0.4 million) and decreased training and supplies costs ($0.5 million), offset by increased costs related to evaluation system support for our Optima platform ($1.1 million).

General and Administrative

General and administrative expense was $43.1 million in 2008, an increase of $1.4 million, compared with $41.7 million in 2007. The increase was driven primarily by increased variable compensation costs of ($1.1 million) and increased professional fee expenses ($2.4 million) offset by lower payroll costs of ($1.4 million), lower stock compensation costs ($0.4 million) and lower travel costs ($0.3 million).

Impairment of Goodwill

Our annual test was performed during the fourth quarter of 2008. During this period, the significant decline in our stock price experienced at the end of the third quarter continued through the end of the fourth quarter and beyond, resulting in a sustained market capitalization well below book value. In addition, the estimated future total available market for our products, as published by independent third party industry analysts, was significantly revised downward in the fourth quarter and we experienced a 26% decline (as compared to aftermarket revenue in the third quarter of 2008), in our aftermarket business, reflecting significant declines in manufacturers' capacity utilization. This fourth quarter contraction in the industry led us to revise our short-term and long-term financial forecast. Our updated long-term financial forecast represents the best estimate that our management has at this time and we believe that its underlying assumptions are reasonable.

Based on the result of our impairment assessment of goodwill, we determined that the carrying value of our Cleaning and Curing product line exceeded its estimated fair value. Therefore, we performed the second step of the impairment test to determine the implied value of goodwill. Specifically, we allocated the estimated fair value of our Cleaning and Curing product line as determined in the first step to recognized and unrecognized net assets, including allocations to intangible assets such as developed technologies, in-process research and development, customer relationships and trade names. The result of our analysis indicated that there would be no remaining implied value attributable to goodwill and accordingly, we wrote off the entire book value of goodwill of $42.1 million as of December 31, 2008.

During the three month period ended September 30, 2007, we elected to discontinue future development of the RTP and Curing product lines. Based on that business decision, the forecast of future cash flows was revised and, as such, in September 2007 a goodwill impairment loss of $4.7 million was recorded. The fair value of these product lines was estimated using the expected present value of future cash flows.

Impairment of Intangibles and Long-Lived Assets

The significant decline in our stock price experienced at the end of the third quarter continued through the end of the fourth quarter and beyond, resulting in a sustained market capitalization well below book value. In addition, the estimated future total available market for our products, as published by independent third party industry analysts, was significantly revised downward in the fourth quarter and we experienced a 26% decline (as compared to aftermarket revenue in the third quarter of 2008), in our aftermarket business, reflecting significant declines in manufacturers' capacity utilization. This fourth quarter contraction in the industry led us to revise our short-term and long-term financial forecast. Our updated long-term financial forecast represents the best estimate that our management has at this time and we believe that its underlying assumptions are reasonable.

As a result of our review of the recoverability of intangibles and long-lived assets we recorded an impairment charge of $46.9 million consisting of the entire net book value of intangible assets of $8.3 million, certain other assets of $21.1 million, and property, plant and equipment of $17.5 million. There was no impairment charge related to intangibles or long-lived assets in 2007.

Stock-based Compensation Expense

Total stock-based compensation expense related to stock options, restricted stock, restricted stock units and the Employee Stock Purchase Plan for the years ended December 31, 2008 and 2007 was $4.7 million and $5.5 million, respectively.

See Note 14 to our Consolidated Financial Statements contained in Item 15 of this Annual Report on Form 10-K for further information regarding our adoption of SFAS 123R.

Restructuring

In May and October of 2008, we implemented a reduction in force to further reduce costs to mitigate deteriorating industry fundamentals. These reductions in force resulted in restructuring charges to expense of $3.5 million and $3.4 million respectively for separation and outplacement costs. See Note 11 to our Consolidated Financial Statements contained in Item 15 of this Annual Report on Form 10-K for further information regarding our 2008 restructuring.

Changes in our restructuring liability, included in amounts reported as other current liabilities, are as follows:

	Severance
	(in thousands)
Balance at December 31, 2007	$ 916
Restructuring expense	6,873
Cash payments	(7,043)
Balance at December 31, 2008	$ 746

Other Income (Expense)

Equity loss attributable to SEN was $3.7 million for 2008. This is compared to equity income attributable to SEN of $10.4 million for 2007. Fluctuations in equity income from SEN reflect changes in its sales volume and net income resulting from demand changes in the Japanese semiconductor market, and the timing of shipments in Japan. In connection with the sale of the Company's investment in SEN (see Note 1 to the consolidated financial statements.) subsequent to March 31, 2009 the Company will no longer record equity income or loss from SEN.

Interest income of $1.6 million for 2008, primarily relates to interest earned on cash, cash equivalents and short-term investments. Interest income decreased by $3.4 million from 2007, due primarily to lower average cash balances.

Interest expense of $6.7 million in 2008, an increase of $0.3 million from 2007, relates primarily to the outstanding convertible senior subordinated notes which have an effective yield to maturity of 8%. The increase in interest expense in 2008 relates to the accretion of the premium due at maturity.

Income Taxes (Credits)

We incur income tax expense relating principally to operating results of foreign entities in jurisdictions, principally in Asia, where we earn taxable income. We have significant net operating loss carryforwards in the United States and certain foreign jurisdictions, principally Europe, and, as a result, we do not currently pay significant income taxes in those jurisdictions and we do not recognize the tax benefit for such losses as discussed in Note 18 to the consolidated financial statements. Accordingly, our effective income tax rate is not meaningful.

Year ended December 31, 2007 in comparison to the year ended December 31, 2006

Revenue

Product

Product revenue, which includes systems sales, sales of spare parts and product upgrades, was $343.6 million or 84.9% of revenue in 2007, compared with $398.4 million, or 86.3% of revenue in 2006. Product revenue in 2006 and 2007 was reduced by our loss of high current market share. The decline in product revenue in 2007 was also attributable to a weakening semiconductor market and a related decrease in capital spending by semiconductor manufacturers. In addition a decrease in capacity expansion at 200mm manufacturing facilities (a portion of which relates to the overall decline in the semiconductor capital equipment market) decreased revenue from system sales by $44.6 million for 2007.

Approximately 31.6% of systems revenue in 2007 was from sales of 200mm products and 68.4% was from sales of 300mm products, compared with 42.2% and 57.8% for sales of 200mm products and 300mm products in 2006, respectively. This followed overall market trends for the past several years which show the growth in sales toward 300mm products and a decrease in expansion of facilities using 200mm products.

A portion of our revenue from system sales is deferred until installation and other services related to future deliverables are performed. The total amount of deferred revenue at December 31, 2007 and 2006 was $40.5 million and $33.9 million, respectively.

Service

Service revenue, which includes the labor component of maintenance and service contracts and fees for service hours provided by on-site service personnel, was $55.2 million, or 13.6% of revenue for 2007, compared with $54.1 million, or 11.7% of revenue, for 2006.

Royalties

Royalty revenue was $6.1 million, or 1.5% of revenue for 2007, compared with $9.2 million, or 2.0% of revenue for 2006. Royalties are primarily earned under the terms of our license agreement with SEN. Changes are mainly attributed to fluctuations in SEN sales volume based on demand for equipment by Japanese semiconductor manufacturers and the timing of shipments in Japan.

Ion Implant

Revenue from sales of ion implantation products and services accounted for $304.5 million or 75.2% of total revenue in 2007, compared with $342.9 million, or 74.3%, of total revenue in 2006.

Aftermarket

The revenue from our aftermarket business was $170.9 million for 2007, compared to $176.2 million for 2006. Aftermarket revenue generally increases with expansion of the installed base of systems but can fluctuate period to period based on capacity utilization at customers' manufacturing facilities which affects the sale of spare parts and demand for equipment service.

Gross Profit

Product

Gross profit from product revenue was 36.8% for 2007, compared to 41.2% for 2006. The decrease in gross profit from product revenues is attributable to a decline in product revenue and the related under absorption of manufacturing overhead (approximately 3.2%) and lower margins on new product revenue (approximately 2.7%), offset by the favorable impact of a higher mix or upgrades and proprietary spare parts (approximately 1.4%).

Service

Gross profit from service revenue was 36.8% for 2007, compared to 33.7% for 2006. The increase in gross profit for 2007 is attributable to improved utilization of the fixed service labor cost base.

Research and Development

Research and development expense was $72.0 million in 2007, a decrease of $.4 million, or 0.6%, as compared with $72.4 million in 2006. The decrease was driven primarily by decreased variable compensation costs ($2.5 million), decreased professional fee expenses ($1.3 million) and decreased payroll costs ($0.6 million), offset by increased project material costs ($2.3 million) and increased development asset amortization and depreciation costs ($2.5 million).

Research and development expense was attributable to the following activities for 2007: 57% for new product development, 28% for improvement of existing products, and 15% for product testing.

Sales and Marketing

Sales and marketing expense was $50.0 million in 2007, an increase of $4.5 million, or 9.9%, as compared with $45.5 million in 2006. This increase was driven primarily by increased payroll costs ($2.6 million), increased costs related to evaluation system support of our Optima platform ($2.6 million) and stock compensation cost ($0.6 million), offset by lower commissions expense ($1.5 million).

General and Administrative

General and administrative expense was $41.7 million in 2007, a decrease of $4.9 million, or 10.5%, as compared with $46.6 million in 2006. This increase was driven primarily by lower variable compensation costs ($4.6 million), lower depreciation costs ($0.7 million), lower stock compensation costs ($0.6 million) and lower lease, travel, utilities, sales tax and insurance expense ($0.4 million) offset by increased professional fee expenses ($0.9 million) and increased payroll related costs ($0.5 million).

Impairment of Goodwill

During the three month period ended September 30, 2007, we elected to discontinue future development of the RTP and Curing product lines. Based on that business decision, the forecast of future cash flows was revised and, as such, in September 2007 a goodwill impairment loss of $4.7 million was recorded. The fair value of these product lines was estimated using the expected present value of future cash flows.

Stock-based Compensation Expense

During the first quarter of fiscal 2006, we adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* or SFAS 123R, using the modified prospective application method. The effect of adopting SFAS 123R was to reduce net income for the year ended December 31, 2006 by $3.3 million ($0.03 on basic and diluted earnings per share).

Total stock-based compensation expense related to stock options, restricted stock, restricted stock units and the Employee Stock Purchase Plan for the year ended December 31, 2007 and 2006 was $5.5 million, respectively.

See Note 14 to our Consolidated Financial Statements contained in Item 15 of this Annual Report on Form 10-K for further information regarding our adoption of SFAS 123R.

Restructuring

In October of 2007, we implemented a reduction in force related to planned actions taken by management to control costs and improve the focus of its operations in order to sustain future profitability and conserve cash. This reduction in force was expected to result in a total charge to expense of approximately $3.1 million related to separation and outplacement costs, of which $2.5 million was recorded in the statement of operations at December 31, 2007.

Changes in our restructuring liability, included in amounts reported as other current liabilities, are as follows:

	Severance	Leases	Total
		(in thousands)	
Balance at December 31, 2006	$ —	$ 1,124	$ 1,124
Restructuring Expense	2,506	—	2,506
Cash Payments	(1,590)	(1,124)	(2,714)
Balance at December 31, 2007	$ 916	$ —	$ 916

The 2006 lease restructuring liability relates to the consolidation of our Rockville, Maryland operations into its headquarters and manufacturing facility located in Beverly, Massachusetts during 2005. These leases were paid over the remaining lease term, which ended December 31, 2007.

Other Income (Expense)

Equity income attributable to SEN was $10.4 million in 2007 compared to $19.3 million in 2006. Fluctuations in equity income from SEN reflect changes in its sales volume and net income resulting from demand changes in the Japanese semiconductor market, and the timing of shipments in Japan.

Interest income of $5.0 million for 2007 primarily relates to interest earned on cash, cash equivalents and short-term investments. Interest income decreased by $3.4 million from 2006 due primarily to lower average cash balances, resulting from the repayment of $74.2 million of long-term debt in January 2007.

Interest expense of $6.4 million in 2007, a decrease of $2.7 million from 2006, relates primarily to the outstanding convertible senior subordinated notes which have an effective yield to maturity of 8%. The decrease in interest expense in 2007 is a direct result of the repayment of $74.2 million of long-term debt in January 2007.

Income Taxes (Credits)

Income tax expense for 2007 was $0.4 million. In 2007, we determined that certain tax reserves relating to a previous tax year were no longer required. As a result, we recorded an adjustment to reduce income tax expense by $1.2 million. In addition, during the year we recorded tax benefits related to the realization of foreign tax credits, which we expected to recover approximately $1.2 million in tax refunds of amounts paid for alternative minimum taxes remitted for tax years 2004 through 2006.

Liquidity and Capital Resources

Capital expenditures were $3.4 million and $10.4 million for the years ended December 31, 2008 and 2007, respectively. We have no significant capital projects planned for 2009 and total capital expenditures for 2009 are projected to be less than $2.0 million. Future capital expenditures beyond 2009 will depend on a number of factors, including the timing and rate of expansion of our business and our ability to generate cash to fund them.

The following represents our contractual obligations and commercial commitments as of December 31, 2008 (in thousands):

Contractual Obligations	Total	Payments Due by Period 2009	2010-2011	2011-2012	Thereafter
Short-term debt (including interest)	$ 84,937	$84,937	$ —	$ —	$ —
Purchase order commitments	8,811	8,811	—	—	—
Operating leases	9,175	4,963	2,802	749	661
	$102,923	$98,711	$2,802	$749	$661

Other Commercial Commitments	Total	Amount of Commitment Expiration by Period 2009	2010-2011	2011-2012	Thereafter
Standby letters of credit	$ 8,654	$ 8,654	$ —	$ —	$ —
Guarantees	3,511	3,511	—	—	—
	$ 12,165	$12,165	$ —	$ —	$ —

We have no off-balance sheet arrangements at December 31, 2008.

Our liquidity is affected by many factors. Some of these relate specifically to the operations of our business, for example, the rate of acceptance of the Optima product line, and others relate to the uncertainties of global economies, including the availability of credit, and the condition of the overall semiconductor equipment industry.

During 2008, we experienced negative cash flows from operations. Cash used for operations in 2008 was predominately driven by the net loss from operations attributable to the depressed semiconductor equipment market and the resultant decline in revenues. Cash and cash equivalents at December 31, 2008 were $37.7 million, compared to $83.9 million at December 31, 2007. The $46.2 million decrease in cash and cash equivalents is mainly attributable to cash used by operations ($48.8 million) and capital expenditures ($3.4 million) offset by a decrease of restricted cash balances of $9.6 million. We also anticipate significant cash outflows from operations throughout 2009. However, we believe that based on our current market, revenue and expense forecasts our existing cash and cash equivalents and the net proceeds from the sale of our SEN investment will be sufficient to satisfy our anticipated cash requirements at least through 2009. Our 2009 forecast reflects revenue and gross margins, excluding nonrecurring charges, consistent with amounts realized in the fourth quarter of 2008 and operating expense levels that reflect cost saving initiatives implemented during 2008. If the downturn in the semicap equipment industry continues into 2010 and our operating performance does not improve significantly as compared to the fourth quarter of 2008, it could have a significant effect on our liquidity and our ability to continue in the future as a going concern.

Our 2009 cash position will also be driven by reductions in working capital, as inventory for the Optima product line is converted into revenue.

On March 30, 2009, pursuant to the Share Purchase Agreement with SHI and SEN, we sold all of our common shares in SEN to SHI for net proceeds of $122.3 million. We used $86.4 million of that amount to pay in full our outstanding obligations on our 4.25% Convertible Senior Subordinated Notes. After payment of our debt, our unrestricted cash balance at March 30, 2009 was approximately $69 million.

We have net operating loss and tax credit carryforwards the tax effect of which aggregate $118.6 million at December 31, 2008. These carryforwards, which expire principally between 2018 and 2028, are available to reduce future income tax liabilities in the United States and certain foreign jurisdictions. We expect the sale of our investment in SEN to generate taxable income which we will off-set with existing net operating loss carry forwards.

We have outstanding standby letters of credit, bank guarantees and surety bonds in the amount of $12.1 million to support certain operating lease obligations, workers' compensation insurance, and certain value added tax claims in Europe, of which $8.7 million at December 31, 2008 was supported by cash pledged as collateral. The pledged cash is reflected as restricted cash on the consolidated balance sheet.

On April 23, 2008, we entered into a revolving credit facility with a bank that provides for borrowings up to the lesser of $50 million or specified percentages of the amounts of qualifying accounts receivable and inventory. We are currently unable to borrow against the facility because are not currently, and do not expect to become, in compliance with the financial covenants contained in the underlying credit agreement. This facility expires in April 2010. If we terminate this revolving credit facility prior to April 23, 2009, we will have to pay an early termination fee of approximately $1.0 million as the date of termination. If we terminate this revolving credit facility after April 23, 2009 but prior to its expiration, we will have to pay an early termination fee of approximately $0.5 million as of the date of termination.

We do not currently have access to any other source of credit. We are continuing to explore new financing sources. However, in light of the current negative economic environment, including the prolonged downturn in the semiconductor and semicap equipment industries, and the negative effect it has had on the Company's results of operations, financial position, liquidity, and the lending environment,we anticipate that it would be very difficult for us to obtain significant new credit on favorable terms, if at all.

Although our cash requirements fluctuate based on the timing and extent of a number of factors, we believe, as discussed above, that our existing cash and cash equivalents, which include the net proceeds from the sale of our investment in SEN, as well as cash generated by anticipated operations, will be sufficient to satisfy our anticipated cash requirements at least through 2009. However, if that is not the case, and we are unable to obtain additional financing if and when needed, we would be required to curtail or shut down our operations, which would materially adversely affect the prospects of our business.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Sensitivity

Axcelis' exposure to market risk for changes in interest rates relates primarily to our investment portfolio, which consists entirely of cash-equivalents at December 31, 2008. The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This is accomplished by investing in marketable high investment grade securities and limiting exposure to any one issue or issuer. We do not use derivative financial instruments in managing our investment portfolio and, due to the nature of our investments, we do not expect our operating results or cash flows to be affected to any significant degree by any change in market interest rates.

Foreign Currency Exchange Risk

Substantially all of our sales are billed in U.S. dollars, thereby reducing the impact of fluctuations in foreign exchange rates on our results. Operating margins of certain foreign operations can fluctuate with changes in foreign exchange rates to the extent revenues are billed in U.S. dollars and operating expenses are incurred in the local functional currency. During the years ended December 31, 2008 and 2007, approximately 30% and 10% of our revenues were derived from foreign operations with this inherent risk. In addition, at both December 31, 2008 and 2007, our operations outside of the United

States accounted for approximately 53% and 37% of our total assets, respectively, the majority of which was denominated in currencies other than the U.S. dollar.

Our investment in SEN and our royalty and equity income from SEN were subject to foreign currency exchange risks. For royalties to be received in cash and certain other accounts receivable from SEN ($0.25 million at December 31, 2008) we hedge, from time to time, our exposure to currency fluctuation through the use of forward contracts. The effect of a 10% depreciation of the Japanese Yen compared to the U.S. dollar would result in a write-down in our investment in SEN and a corresponding decrease in accumulated other comprehensive income (included in stockholders' equity) of $14.2 million at December 31, 2008.

Item 8. Financial Statements and Supplementary Data.

Response to this Item is submitted as a separate section of this report immediately following Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report (the "Evaluation Date"). Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the Evaluation Date, these disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. A control system, no matter how well designed and operated, can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework.

Based on this assessment, management has concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm of Ernst & Young LLP, as auditors of our consolidated financial statements, has issued an attestation report on its assessment of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Axcelis Technologies, Inc.

We have audited Axcelis Technologies, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Axcelis Technologies Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Axcelis Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Axcelis Technologies Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of Axcelis Technologies, Inc. and our report dated March 31, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 31, 2009

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with the evaluation of our internal control that occurred during our fourth quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

A portion of the information required by Item 10 of Form 10-K is incorporated by reference from the information responsive thereto contained in the sections in Axcelis Proxy Statement for the Annual Meeting of Stockholders to be held May 6, 2009 (the "Proxy Statement") captioned:

- "Proposal 1: Election of Directors,"
- "Corporate Governance," and
- "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance."

The remainder of such information is set forth under the heading "Executive Officers" at the end of Item 1 in Part I of this report.

Item 11. Executive Compensation.

The information required by Item 11 of Form 10-K is incorporated by reference from the information responsive thereto contained in the sections in the Proxy Statement captioned:

- "Executive Compensation," and
- "Other Matters—Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

A portion of the information required by Item 12 of Form 10-K is incorporated by reference from the information responsive thereto contained in the sections in the Proxy Statement captioned:

- "Share Ownership of 5% Stockholders," and
- "Share Ownership of Directors and Executive Officers."

The remainder of such information is set forth below:

Equity Plan Reserves Disclosure

We maintain two equity compensation plans, the 2000 Stock Plan and the Employee Stock Purchase Plan. The number of shares issuable upon exercise of outstanding options granted to employees and non-employee directors, as well as the number of shares remaining available for future issuance, under our equity compensation plans as of December 31, 2008 are summarized in the following table:

Plan category	(A) Number of shares to be issued upon exercise of outstanding options	(B) Weighted-average exercise price of outstanding options	(C) Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (A)(1)
Equity compensation plans approved by stockholders	15,523,128	$8.05	17,308,596
Equity compensation plans not approved by stockholders	—	—	—
Total	15,523,128	$8.05	17,308,596

(1) Represents the total shares available for issuance under our 2000 Stock Plan and our Employee Stock Purchase Plan, as of December 31, 2008, as follows:

(A) 13,982,435 shares were available for future issuance under the 2000 Stock Plan. Such amount represents the total number of shares reserved for issuance under the 2000 Stock Plan (33,173,367), less 418,880 outstanding shares issued under the plan as restricted stock, 2,078,097 shares issuable upon vesting of outstanding restricted stock units, 1,170,827 shares issued upon option exercises, and the outstanding options shown in column (A), all as of December 31, 2008. This plan is generally used for grants to employees and directors and was approved by our stockholders at our 2002 annual meeting.

(B) 3,326,161 shares were available under our Employee Stock Purchase Plan, which represents the total number of shares reserved for issuance under the plan (7,500,000) less 4,173,838 shares issued through December 31, 2008. The Employee Stock Purchase Plan was approved by Eaton Corporation, as our sole stockholder prior to our initial public offering, in compliance with Internal Revenue Code Section 423.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required by Item 13 of Form 10-K is incorporated by reference from the information responsive thereto contained in the sections in the Proxy Statement captioned:

- "Executive Compensation,"
- "Corporate Governance—Board of Directors Independence and Meetings," and
- "Corporate Governance—Certain Relationships and Related Transactions."

Item 14. Principal Accounting Fees and Services

The information required by Item 14 of Form 10-K is incorporated by reference from the information responsive thereto contained in the section captioned "Proposal 2: Ratification of the Appointment of our Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

1) Financial Statements:

2) Financial Statement Schedules:

Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2008, 2007 and 2006

All other schedules for which provision is made in the applicable regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

3) Exhibits

The exhibits filed as part of this Form 10-K are listed on the Exhibit Index immediately preceding such Exhibits, which Exhibit Index is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Axcelis Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Axcelis Technologies, Inc. (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Axcelis Technologies, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects to the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Axcelis Technologies, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

Boston, Massachusetts
March 31, 2009

Axcelis Technologies, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended December 31,		
	2008	2007	2006
Revenue			
Product	$ 194,275	$343,555	$398,437
Service	51,880	55,179	54,073
Royalties, primarily from SEN	4,059	6,066	9,207
	250,214	404,800	461,717
Cost of revenue			
Product	161,310	217,039	234,370
Service	26,289	34,900	35,833
	187,599	251,939	270,203
Gross profit	62,615	152,861	191,514
Operating expenses			
Research and development	63,262	72,044	72,384
Sales and marketing	44,573	49,974	45,536
General and administrative	43,056	41,718	46,620
Impairment of goodwill	42,115	4,658	—
Impairment of intangibles and long-lived assets	46,949	—	—
Amortization of intangible assets	2,624	2,624	2,551
Restructuring charges	6,873	2,506	682
	249,452	173,524	167,773
Income (loss) from operations	(186,837)	(20,663)	23,741
Other income (expense)			
Equity income (loss) of SEN	(3,667)	10,416	19,266
Interest income	1,614	5,019	8,383
Interest expense	(6,744)	(6,427)	(9,085)
Other, net	(169)	(153)	478
	(8,966)	8,855	19,042
Income (loss) before income taxes	(195,803)	(11,808)	42,783
Income taxes (credits)	861	(410)	2,013
Net income (loss)	$(196,664)	$(11,398)	$ 40,770
Net income (loss) per share			
Basic net income (loss) per share	$ (1.91)	$ (0.11)	$ 0.40
Diluted net income (loss) per share	$ (1.91)	$ (0.11)	$ 0.40
Shares used in computing net income (loss) per share			
Weighted average common shares	102,739	101,891	101,058
Weighted average dilutive common share equivalents	—	—	303
Weighted average common shares and dilutive common share equivalents	102,739	101,891	101,361

See accompanying Notes to these Consolidated Financial Statements

Axcelis Technologies, Inc.
Consolidated Balance Sheet
(In thousands)

	December 31,	
	2008	**2007**
ASSETS		
Current assets		
Cash and cash equivalents	$ 37,694	$ 83,877
Restricted cash	8,654	17,018
Accounts receivable, net	27,486	76,067
Inventories, net	150,113	169,278
Prepaid expenses and other current assets	17,231	32,442
Total current assets	241,178	378,682
Property, plant and equipment, net	44,432	68,101
Investment in SEN	156,677	132,911
Goodwill	—	42,115
Intangible assets, net	—	10,925
Other assets	12,894	37,195
	$ 455,181	$669,929
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 8,066	$ 27,054
Accrued compensation	15,841	17,003
Warranty	3,137	5,011
Income taxes	337	531
Deferred revenue	12,508	35,827
Other current liabilities	6,897	8,577
Current portion of convertible subordinated debt	83,210	—
Total current liabilities	129,996	94,003
Convertible subordinated debt	—	79,923
Long-term deferred revenue	1,872	4,704
Other long-term liabilities	3,936	5,293
Commitments and contingencies (Note 16)		
Stockholders' equity		
Preferred stock, $0.001 par value, 30,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.001 par value, 300,000 shares authorized; 103,400 shares issued and 103,280 shares outstanding at December 31, 2008; 102,565 shares issued and 102,445 shares outstanding at December 31, 2007	103	103
Additional paid-in capital	483,546	478,726
Treasury stock, at cost, 120 shares at December 31, 2008 and 2007	(1,218)	(1,218)
Accumulated deficit	(198,479)	(1,815)
Accumulated other comprehensive income	35,425	10,210
	319,377	486,006
	$ 455,181	$669,929

See accompanying Notes to these Consolidated Financial Statements

Axcelis Technologies, Inc.
Consolidated Statements of Changes in Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount						
Balance at December 31, 2005	100,637	$101	$466,454	$(5,385)	$(1,218)	$ (31,187)	$(2,724)	$ 426,041
Comprehensive income								
Net income	—	—	—	—	—	40,770	—	40,770
Foreign currency translation adjustments	—	—	—	—	—	—	1,816	1,816
Unrealized gain on marketable securities	—	—	—	—	—	—	37	37
Total comprehensive income	—	—	—	—	—	—	—	$ 42,623
Reclassification of deferred compensation upon adoption of SFAS No. 123R	—	—	(5,385)	5,385	—	—	—	—
Exercise of stock options	265	—	1,586	—	—	—	—	1,586
Issuance of shares under Employee Stock Purchase Plan	470	—	2,266	—	—	—	—	2,266
Forfeiture of restricted common shares	(4)	—	(18)	—	—	—	—	(18)
Issuance of restricted common shares	50	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	5,064	—	—	—	—	5,064
Balance at December 31, 2006	101,418	101	469,967	—	(1,218)	9,583	(871)	477,562
Comprehensive loss								
Net loss	—	$ —	$ —	$ —	$ —	$ (11,398)	$ —	$ (11,398)
Foreign currency translation adjustments	—	—	—	—	—	—	10,819	10,819
Unrealized gain on marketable securities	—	—	—	—	—	—	4	4
Change in pension	—	—	—	—	—	—	258	258
Total comprehensive loss	—	—	—	—	—	—	—	$ (317)
Exercise of stock options	189	1	1,081	—	—	—	—	1,082
Issuance of shares under Employee Stock Purchase Plan	586	1	2,984	—	—	—	—	2,985
Forfeiture of restricted common shares	(16)	—	—	—	—	—	—	—
Issuance of restricted common shares	388	—	(838)	—	—	—	—	(838)
Stock-based compensation expense	—	—	5,532	—	—	—	—	5,532
Balance at December 31, 2007	102,565	$103	$478,726	$ —	$(1,218)	$ (1,815)	$10,210	$ 486,006
Comprehensive loss								
Net loss	—	—	—	—	—	(196,664)	—	(196,664)
Foreign currency translation adjustments	—	—	—	—	—	—	25,075	25,075
Change in pension	—	—	—	—	—	—	140	140
Total comprehensive loss	—	—	—	—	—	—	—	$(171,449)
Exercise of stock options	22	—	110	—	—	—	—	110
Issuance of shares under Employee Stock Purchase Plan	388	—	786	—	—	—	—	786
Forfeiture of restricted common shares	(12)	—	—	—	—	—	—	—
Issuance of restricted common shares	437	—	(785)	—	—	—	—	(785)
Stock-based compensation expense	—	—	4,709	—	—	—	—	4,709
Balance at December 31, 2008	103,400	$103	$483,546	$ —	$(1,218)	$(198,479)	$35,425	$ 319,377

See accompanying Notes to these Consolidated Financial Statements

Axcelis Technologies, Inc.
Consolidated Statements of Cash Flow
(In thousands)

	Year Ended December 31,		
	2008	2007	2006
Cash flows from operating activities			
Net income (loss)	$(196,664)	$(11,398)	$ 40,770
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities			
Equity (income) loss of SEN	3,667	(10,416)	(19,266)
Depreciation and amortization	20,947	19,287	17,586
Deferred income taxes	189	(91)	(209)
Amortization of intangible assets	2,624	2,624	2,551
Accretion of premium on convertible debt	3,287	3,036	1,887
Stock-based compensation expense	4,709	5,532	5,475
Impairment of goodwill	42,115	4,658	—
Impairment of intangibles and long-lived assets	46,949	—	—
Provision for excess inventory	24,631	5,018	5,797
Cash dividend from SEN	2,016	12,424	—
Changes in operating assets & liabilities			
Accounts receivable	48,644	(1,537)	6,704
Inventories	(6,942)	(10,718)	(53,132)
Prepaid expenses and other current assets	14,991	(4,690)	6,503
Accounts payable & other current liabilities	(23,330)	(24,989)	21,402
Deferred revenue	(26,151)	6,666	(7,452)
Income taxes	(162)	(2,455)	868
Other assets and liabilities	(10,239)	(24,055)	(10,466)
Net cash provided by (used for) operating activities	(48,719)	(31,104)	19,018
Cash flows from investing activities			
Purchase of marketable securities	—	(13,000)	(72,329)
Sales and maturities of marketable securities	—	76,200	103,763
Expenditures for property, plant, and equipment	(3,407)	(10,386)	(6,924)
Decrease (increase) in restricted cash	9,624	(4,862)	(924)
Net cash provided by (used for) investing activities	6,217	47,952	23,586
Cash flows from financing activities			
Proceeds from issuance of convertible debt		—	24,217
Repayment of convertible debt	—	(74,217)	—
Proceeds from exercise of stock options	110	1,082	1,586
Proceeds from Employee Stock Purchase Plan	786	1,822	1,930
Net cash provided by (used for) financing activities	896	(71,313)	27,733
Effect of exchange rate changes on cash	(4,577)	(2,109)	(1,303)
Net increase (decrease) in cash and cash equivalents	(46,183)	(56,574)	69,034
Cash and cash equivalents at beginning of period	83,877	140,451	71,417
Cash and cash equivalents at end of period	$ 37,694	$ 83,877	$140,451
Cash paid for interest	$ 3,188	$ 4,765	$ 5,802
Cash paid for income taxes	$ 1,064	$ 2,981	$ 2,867

See accompanying Notes to these Consolidated Financial Statements

Note 1. Nature of Business and Basis of Presentation

Axcelis Technologies, Inc. ("Axcelis" or the "Company"), is a worldwide producer of ion implantation, dry strip and other processing equipment used in the fabrication of semiconductor chips in the United States, Europe and Asia. In September of 2007, Axcelis' management elected to discontinue future development of the thermal processing and photostabilization/curing product lines to focus on profitable growth within the company's core ion implant and dry strip businesses. See Note 2 for further discussion.

In addition, the Company provides extensive aftermarket service and support, including spare parts, equipment upgrades, and maintenance services to the semiconductor industry. Until March 30, 2009, the Company owned 50% of the equity of a joint venture with Sumitomo Heavy Industries, Ltd. ("SHI") in Japan. This joint venture, which is known as SEN Corporation, an SHI and Axcelis Company ("SEN"), licensed technology from the Company relating to the manufacture of specified ion implantation products and had exclusive rights to manufacture and sell these products in the territory of Japan. SEN is the leading producer of ion implantation equipment in Japan. Upon the sale of the Company's investment in SEN, as described in the following paragraph, Axcelis and SEN entered into a new License Agreement which allows each company to continue to use certain patents and technical information owned by the other to make and sell ion implant systems on a worldwide, royalty-free, perpetual basis. As a result of the sale, SEN is free to make and sell the licensed products worldwide, creating a new global competitor for Axcelis. Axcelis will need to use its established customer relations and infrastructure outside of Japan as well as the technical advantages of the Optima HD and Optima XE to compete against SEN as well as our existing competitors.

Prior to the release of the Optima product line, we regularly licensed SEN to make and sell our implant systems in Japan. Axcelis is now able to compete against SEN in Japan with all Axcelis products. To do so, Axcelis needs to either expand and develop its own customer relations and infrastructure in Japan or contract with a third party to sell and support implanters in Japan. If Axcelis is not able to compete effectively with SEN, our results of operations may be adversely affected.

As discussed in Note 12 below, on January 15, 2009, Axcelis failed to make the required payment of approximately $85 million under an Indenture dated as of May 2, 2006 (the "Indenture") between Axcelis and U.S. Bank National Association, as trustee (the "Trustee"), relating to the Company's 4.25% Convertible Senior Subordinated Notes (the "Notes"). Such failure constituted an event of default under the Indenture. On February 26, 2009, Axcelis, SHI, and SEN entered into a Share Purchase Agreement pursuant to which Axcelis agreed to sell to SHI all of Axcelis' common shares in SEN in exchange for a cash payment of 13 billion Yen on the later of March 31, 2009 or the date on which certain closing conditions are satisfied. On March 2, 2009, the Company purchased a foreign exchange option to hedge the proceeds from the transaction. The option insured proceeds of approximately $132.7 million before advisor fees and other expenses. On March 30, 2009, the Company completed the sale of SEN for proceeds of $122.3 million net of $10.5 million in advisor fees and other expenses. A portion of the net proceeds were used to discharge the Company's obligations under the Indenture in full.

During 2008, the Company experienced negative cash flows from operations. Cash used for operations in 2008 was predominately driven by the net loss from operations attributable to the depressed semiconductor equipment market and the resultant decline in revenues. Cash and cash equivalents at December 31, 2008 were $37.7 million, compared to $83.9 million at December 31, 2007. The $46.2 million decrease in cash and cash equivalents is mainly attributable to cash used by operations ($48.8 million) and capital expenditures ($3.4 million) offset by a decrease of restricted cash balances of $9.6 million. The Company also anticipate significant cash outflows from operations throughout 2009. However, the Company believes that based on its current market, revenue and expense forecasts its existing cash and cash equivalents and the net proceeds from the sale of its SEN investment will be sufficient to satisfy its anticipated cash requirements at least through 2009. The Company's 2009 forecast reflects revenue and gross margins, excluding nonrecurring charges, consistent with amounts realized in the fourth quarter of 2008 and operating expense levels that reflect cost saving initiatives implemented during 2008. If the downturn in the semicap equipment industry continues into 2010 and the Company's operating performance does not improve significantly as compared to the fourth quarter of 2008, it could have a significant effect on the Company's liquidity and its ability to continue in the future as a going concern.

The Company does not currently have access to any other source of credit. The Company is continuing to explore new financing sources. However, in light of the current negative economic environment generally, and the lending environment specifically, the Company anticipates that it would be very difficult to obtain significant new credit on favorable terms, if at all.

Note 2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Axcelis and its wholly-owned, controlled subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The equity method of accounting is used to account for the Company's 50% investment in SEN.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency

The functional currency for substantially all operations outside the United States is the local currency. Financial statements for these operations are translated into United States dollars at year-end rates as to assets and liabilities and average exchange rates during the year as to revenues and expenses. The resulting translation adjustments are recorded in stockholders' equity as an element of accumulated comprehensive income (loss). Foreign currency transaction gains and losses recorded in the consolidated statements of operations are not material for all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of ninety days or less. Cash equivalents consist primarily of money market securities, direct and indirect U.S. government obligations, commercial paper, and obligations of U.S. banks. Cash equivalents are carried on the balance sheet at fair market value.

Unrealized gains and losses on cash equivalents are included in accumulated other comprehensive income (loss) in stockholders equity until realized.

Inventories

Inventories are carried at lower of cost, determined using the first-in, first-out (FIFO) method, or market. The Company periodically reviews its inventories and makes provisions as necessary for estimated obsolescence or damaged goods to ensure values approximate lower of cost or market. The amount of such markdowns is equal to the difference between cost of inventory and the estimated market value based upon assumptions about future demands, selling prices, and market conditions.

Axcelis records an allowance for estimated excess inventory. The allowance is determined using management's assumptions of materials usage, based on estimates of demand and market conditions. If actual market conditions become less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method. The historical cost of buildings is depreciated over forty years and machinery and equipment principally over three to ten years. Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and betterments are capitalized.

Impairment of Intangibles and Long-Lived Assets

In accordance with Financial Accounting Standards Board (FASB) Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), the Company records impairment losses on intangibles and long-lived assets when events and circumstances indicate that long-lived assets might not be recoverable. As a result of declining economic conditions, along with its stock price below book value, the Company performed an interim test at September 30, 2008, concluding that intangible and long-lived assets were not impaired.

The significant decline in the Company's stock price experienced at the end of the third quarter continued through the end of the fourth quarter and beyond, resulting in a sustained market capitalization well below book value. In addition, the estimated future total available market for the Company's products, as published by independent third party industry analysts, was significantly revised downward in the fourth quarter and we experienced a 26% decline (as compared to aftermarket revenue in the third quarter of 2008) in our aftermarket business, reflecting significant declines in manufacturers' capacity utilization. This fourth quarter contraction in the industry led the Company to revise its short-term and long-term financial forecast. The Company's updated long-term financial forecast represents the best estimate that management has at this time and the Company believes that its underlying assumptions are reasonable. Recoverability is measured by a comparison of the assets' carrying amount to their expected future undiscounted net cash flows. If such assets are considered to be impaired, the impairment is measured based on the amount by which the carrying value exceeds its fair value. Fair value was based on a probability weighted cash flow forecast, discounted at a rate commensurate with the risks involved in achieving the forecasted cash flows.

The estimates of future operating results and cash flows are derived from the Company's updated long-term financial forecast. This updated long-term forecast represents the best estimate that the Company has at this time and the Company believes that its underlying assumptions are reasonable based primarily on current product performance and customer acceptance. This forecast relies primarily on market assumptions and market share Axcelis expects to achieve. However, actual performance in the near-term and longer-term could be materially different from these forecasts, which could impact future estimates of undiscounted cash flows and may result in the impairment of the carrying amount of long-lived assets. This could be caused by events such as strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company's customer base, or a material negative change in its relationships with significant customers. Accordingly, the Company will continue to perform this analysis no less than quarterly for the foreseeable future.

As discussed in Note 6, 8 and 9 to the consolidated financial statements, the Company recorded a total intangible and long-lived asset impairment charge of $46.9 million. This charge consists of writing off the net book value of all its intangibles of $8.3 million, certain other assets of $21.1 million and property, plant and equipment of $17.5 million.

Intangible Assets

Intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Developed technology	5 to 10 years
Customer list	10 years
Software licenses	5 years

See Note 8 regarding impairment of intangible assets.

Goodwill

In accordance with FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), the Company reviews goodwill for impairment at least annually or more often if there are indicators of impairment present. The Company's annual test is performed during the fourth quarter of each year. As a result of the declining economic conditions, along with our stock price below book value, the Company also performed an interim test at September 30, 2008, concluding that goodwill was not impaired. The provisions of SFAS 142 require a two step impairment test to be performed for goodwill. In the first step, the Company compares the fair value of each reporting unit to which goodwill has been allocated to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied value, then the Company would record an impairment loss equal to the difference.

The Company's annual test was performed during the fourth quarter of 2008. During this period, the significant decline in the Company's stock price experienced at the end of the third quarter continued through the end of the fourth quarter and beyond, resulting in a sustained market capitalization well below book value. In addition, the estimated future total available market for the Company's products, as published by independent third party industry analysts, was significantly revised downward in the fourth quarter and the Company experienced a 26% decline (as compared to aftermarket revenue in the third quarter of 2008) in its aftermarket business, reflecting significant declines in manufacturers' capacity utilization. This fourth quarter contraction in the industry led the Company to revise its short-term and long-term financial forecast. The Company's updated long-term financial forecast represents the best estimate that management has at this time and the Company believes that its underlying assumptions are reasonable.

SFAS 142 requires that the Company measure goodwill for impairment at the reporting unit level. The Company has one operating segment as defined by SFAS 131 and disclosed in Note 17 to the consolidated financial statements. At December 31, 2008, goodwill was evaluated for impairment at the component level, which is one level below the operating segment. As such, the Cleaning and Curing product line was considered the reporting unit, for purposes of evaluating goodwill for impairment.

Estimates and assumptions used in the determination of fair value for the Cleaning and Curing product line include revenue growth rates and operating margins. These are used to calculate projected future cash flows, risk adjusted discount rates, future economic and market conditions and determining appropriate market comparables. The Company believes these assumptions to be reasonable but actual conditions are unpredictable and inherently uncertain. Actual future results may differ from out estimates.

The Company's impairment analysis utilized a discounted cash flow method. The Company assumed a cash flow period of 10 years based on management's updated projections for 3 years and an additional 7 years based on additional projections and historical performance. The underlying assumptions in this 10 year forecast contemplate increased market share above current levels, improvement to gross margins while managing operating expenses at current levels. The Company utilized the Gordon Growth Method based upon a discount rate of 18% less the estimated growth rate of 3%. A variance in these assumptions could have a significant impact on the assessment as to whether goodwill may or may not be impaired.

As discussed in Note 7 to the consolidated financial statements, during the fourth quarter the Company conducted analyses of the potential impairment of goodwill and concluded that goodwill was impaired by $42.1 million at December 31, 2008.

Concentration of Risk

Financial instruments, which potentially expose Axcelis to concentrations of credit risk, consist principally of accounts receivable and cash equivalents. Axcelis' customers consist of semiconductor manufacturers located throughout the world. Axcelis' net sales to its ten largest customers accounted for 51.5%, 57.8%, and 54.9% of revenue in 2008, 2007, and 2006, respectively.

Axcelis performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable. For selected overseas sales, Axcelis requires customers to obtain letters of credit before product is shipped. Axcelis maintains an allowance for doubtful accounts based on its assessment of the collectability of accounts receivable. The Company reviews the allowance for doubtful accounts monthly. The Company does not have any off-balance-sheet credit exposure related to its customers.

Axcelis' exposure to market risk for changes in interest rates relates primarily to cash equivalents. The primary objective of the Company's investment activities is to preserve principal while maximizing yields without significantly increasing risk. This is accomplished by investing in marketable high investment grade securities and limiting exposure to any one issue or issuer. The Company does not use derivative financial instruments to manage its investment portfolio and does not expect operating results or cash flows to be affected to any significant degree by any change in market interest rates.

Some of the components and sub-assemblies included in the Company's products are obtained either from a sole source or a limited group of suppliers. Disruption to the Company's supply source, resulting either from depressed economic conditions or other factors, could affect its ability to deliver products to its customers.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments, unrealized gains and losses on the Company's marketable securities and the effects of the minimum pension liability.

The following table shows the cumulative components of other comprehensive income (loss) for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
		(in thousands)	
Foreign currency translation adjustments	$35,285	$ 9,952	$(867)
Unrealized loss on securities	—	—	(4)
Pension benefit adjustment	140	258	—
Total accumulated comprehensive income	$35,425	$10,210	$(871)

Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires that disclosure be made of estimates of the fair value of financial instruments. The carrying amounts of certain of the Company's financial instruments, including cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. The fair value of the Company's convertible subordinated debentures is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

Revenue Recognition

The Company's revenue recognition policy involves significant judgment by management. As described below, the Company considers a broad array of facts and circumstances in determining when to recognize revenue, including contractual obligations to the customer, the complexity of the customer's post delivery acceptance provisions, payment history, customer creditworthiness and the installation process. In the future, if the post delivery acceptance provisions and installation process become more complex or result in a materially lower rate of acceptance, the Company may have to revise its revenue recognition policy, which could delay the timing of revenue recognition.

The Company recognizes revenue based on guidance provided in SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*. Axcelis' revenue transactions include sales of products under multiple element arrangements. Revenue under these arrangements is allocated to each element, except systems, based upon its estimated fair market value, in accordance with the provisions of EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). The amount of revenue allocated to systems is calculated on a residual method. Under this method, the total value of the arrangement is allocated first to the undelivered elements, with the residual amount being allocated to product revenue.

The value of the undelivered elements includes (a) the greater of (i) the fair value of the installation or (ii) the portion of the sales price that will not be received until the installation is completed (the "retention") plus (b) the fair value of all other undelivered elements. The amount allocated to installation is based upon the fair value of the service performed, including labor, which is based upon the estimated time to complete the installation at hourly rates, and material components. The fair value of all other undelivered elements is based upon the price charged when these elements are sold separately. Product revenue for products which have demonstrated market acceptance (legacy products), generally recognized upon shipment provided title and risk of loss has passed to the customer, evidence of an arrangement exists, prices are contractually fixed or determinable, collectibility is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. Revenue from installation services is recognized at the time formal acceptance is received from the customer or, for certain customers, when both the formal acceptance and retention payment have been received. Revenue for other elements is recognized at the time products are shipped or the related services are performed.

The Company generally recognizes revenue for products which have demonstrated market acceptance (legacy products), at the time of shipment because the customer's post-delivery acceptance provisions and installation process have been established to be routine, commercially inconsequential and perfunctory. The majority of Axcelis' systems are designed and tailored to meet the customer's specifications, as outlined in the contract between the customer and Axcelis, which may be the Axcelis standard specification. To ensure that the customer's specifications are satisfied, many customers request that new systems be tested at Axcelis' facilities prior to shipment, normally with the customer present, under conditions that substantially replicate the customer's production environment and the customer's criteria are confirmed to have been met. Customers of mature products generally do not require pre-shipment testing. The Company believes the risk of failure to complete a system installation is remote. Should an installation not be completed successfully, the contractual provisions do not provide for forfeiture, refund or other purchase price concession beyond those prescribed by the provisions of the Uniform Commercial Code applicable generally to such transactions.

For initial shipments of systems with new technologies or in the small number of instances where Axcelis is unsure of meeting the customer's specifications or obtaining customer acceptance upon shipment of the system, Axcelis will defer the recognition of systems revenue and related costs until written customer acceptance of the system is obtained. This deferral period is generally within twelve months of shipment.

Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts, or based on parts usage, where appropriate. Revenue related to service hours is recognized when the services are performed.

Royalty revenue is primarily earned under the terms of the Company's license agreement with SEN. Royalty revenue is recorded at the time SEN notifies the Company that royalties have been earned.

Product revenue includes revenue from system sales, sales of spare parts, the spare parts component of maintenance and service contracts and product upgrades. Service revenue includes the labor component of maintenance and service contract amounts charged for on-site service personnel.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue.

Stock-Based Compensation

SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R") requires entities to recognize compensation expense for all share-based payments to employees and directors, including grants of employee stock options, based on the grant-date fair value of those share-based payments (with limited exceptions), adjusted for expected forfeitures.

The Company adopted SFAS No. 123R, effective January 1, 2006 using the modified prospective transition method. Under that transition method, stock-based compensation expense recognized during the years ended December 31, 2008, 2007 and 2006 includes: (a) stock options, restricted stock and restricted stock units granted prior to, but not yet vested, as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) shares issued in offerings under the Employee Stock Purchase Plan with offering periods commencing January 1, 2006 and stock options, restricted stock and restricted stock units granted subsequent to December 31, 2005, based on the grant-date fair value estimated using the Black-Scholes valuation model in accordance with the provisions of SFAS No. 123R. Expense is recognized ratably over the requisite service period. Under the modified prospective transition method, results for prior periods were not restated.

See Note 14 for additional information relating to stock-based compensation.

Income Taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company's consolidated financial statements contain certain deferred tax assets which have arisen primarily as a result of operating losses, as well as other temporary differences between financial and tax accounting. SFAS No. 109, *Accounting for Income Taxes* requires the Company to establish a valuation allowance if the likelihood of realization of the deferred tax assets is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining the Company's provision for income taxes, the Company's deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the net deferred income tax assets will not be realized.

Income taxes include the largest amount of tax benefit for an uncertain tax position that is more likely than not to be sustained upon audit based on the technical merits of the tax position. Settlements with tax authorities, the expiration of statutes of limitations for particular tax positions, or obtaining new information on particular tax positions may cause a change to the effective tax rate. The Company recognizes accrued interest related to unrecognized tax benefits as interest expense and penalties as operating expense.

Net Income (Loss) Per Share

SFAS No. 128, *Earnings per Share*, requires two presentations of earnings per share, "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued, calculated using the treasury stock method.

For the year ended December 31, 2008, the Company has excluded 0.1 million incremental shares attributable to restricted stock and restricted stock units from the computation of diluted earnings per share as their effect would be anti-dilutive. For the year ended December 31, 2007, the Company has excluded 0.2 million incremental shares attributable to outstanding stock options and 0.3 million incremental shares attributable to restricted stock and restricted stock units from the computation of diluted earnings per share as their effect would be anti-dilutive. In addition, for the assumed conversion of the Company's convertible debt to common stock, 4.2 million shares, 4.0 million shares, and 7.5 million shares, computed using the if converted method, were excluded from the computation of diluted earnings per share for years ended December 31, 2008, 2007, and 2006, respectively, as the effect of conversion would be anti-dilutive. These stock options, restricted stock awards, restricted stock units and conversions could, however, become dilutive in future periods.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurement*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS No. 157 also expands financial statement disclosures about fair value measurements. On February 6, 2008, the FASB issued FASB Staff Position (FSP) 157-b which delays the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 and FSP 157-b are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has elected a partial deferral of SFAS No. 157 under the provisions of FSP 157-b related to the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of partially adopting SFAS No. 157 effective January 1, 2008 was not material to the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. This statement applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This statement applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. It does not apply to; 1) the formation of a joint venture; 2) the acquisition of an asset or a group of assets that does not constitute a business; 3) a combination between entities or businesses under common control; 4) a combination between not-for-profit organizations or the acquisition of a for-profit business by a not-for-profit organization. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this statement is the same as that of the related SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. The adoption of SFAS No. 141(R) is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment to ARB No. 51*. This statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this statement is the same as that of the related SFAS No. 141(R). The adoption of SFAS No. 160 is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

Note 3. Restricted Cash

The components of restricted cash are as follows:

	December 31,	
	2008	2007
	(in thousands)	
Cash collateralizing standby letters of credit	$8,654	$13,915
Bank guarantees	—	3,103
	$8,654	$17,018

In addition to guarantees that are cash collateralized, the Company has guarantees and surety bonds related to value added tax claims and refunds in Europe of approximately $3.5 million at December 31, 2008.

Note 4. Accounts Receivable, net

The components of accounts receivable are as follows:

	December 31,	
	2008	2007
	(in thousands)	
Trade receivables	$30,031	$78,994
Allowance for doubtful accounts	(2,545)	(2,927)
	$27,486	$76,067

Note 5. Inventories, net

The components of inventories are as follows:

	December 31,	
	2008	2007
	(in thousands)	
Raw materials	$ 93,996	$ 95,289
Work in process	35,977	41,018
Finished goods (completed systems)	20,140	32,971
	$150,113	$169,278

When recorded, reserves are intended to reduce the carrying value of inventory to its net realizable value. The Company establishes inventory reserves when conditions exist that indicate inventory may be in excess of anticipated demand or is obsolete based upon assumptions about future demand for the Company's products or market conditions. The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors including the following: forecasted sales or usage, estimated product end of life dates, estimated current and future market value and new product introductions. Purchasing and usage alternatives are also explored to mitigate inventory exposure.

As of December 31, 2008 and 2007, the inventory is stated net of inventory reserves of $47.7 million and $25.1 million respectively. As a result of the downward revisions of the estimated future total available market for the Company's products in the fourth quarter of 2008, the Company revised its revenue forecasts through 2010. Based on the revised forecasts and expected inventory usages over the next two years, the Company increased its excess and obsolete inventory reserve by $23.2 million as of December 31, 2008.

Note 6. Property, Plant and Equipment, net

The components of property, plant and equipment are as follows:

	December 31, 2008	December 31, 2007
	(in thousands)	
Land and buildings	$ 79,988	$ 78,678
Machinery and equipment	—	66,144
Construction in process	—	6,493
	79,988	151,315
Accumulated depreciation	(35,556)	(83,214)
	$ 44,432	$ 68,101

Depreciation expense was $8.1 million, $8.7 million, and $8.9 million, for the years ended December 31, 2008, 2007, and 2006, respectively.

During the fourth quarter of 2008, the Company recorded an impairment charge related to property, plant and equipment of $17.5 million. The Company had an appraisal completed to value its land and buildings which indicated that the fair value was in excess of carrying value. Other items within property, plant and equipment were determined to have inconsequential fair value and, accordingly, the carrying value of these assets was reduced to zero. (See Note 2.)

The Company did not record an impairment charge related to property, plant and equipment in 2007.

Note 7. Goodwill

As a result of the Company's impairment assessment of goodwill, the Company determined that the carrying value of the Cleaning and Curing product line exceeded its estimated fair value. Therefore, the Company performed the second step of the impairment test to determine the implied value of goodwill. Specifically the Company allocated the estimated fair value of the Cleaning and Curing product line as determined in the first step to recognized and unrecognized net assets, including allocations to intangible assets such as developed technologies, in-process research and development, customer relationships and trade names. The result of this analysis indicated that there was no remaining implied value attributable to goodwill and accordingly, the Company recorded a goodwill impairment charge of $42.1 million in the fourth quarter of 2008.

In 2007, a goodwill impairment charge of $4.7 million was recorded relating to the RTP and Photostabilization/Curing product lines. (See Note 2.)

Note 8. Intangible Assets, net

The components of intangible assets are as follows:

	December 31, 2008				December 31, 2007			
	Cost	Accumulated Amortization	Impairment of long lived assets	Net Book Value	Cost	Accumulated Amortization	Impairment of long lived assets	Net Book Value
	(in thousands)							
Developed technology	$48,030	$40,550	$7,480	$ —	$48,030	$38,191	$ —	$ 9,839
Customer list	903	506	397	—	903	416	—	487
Software licenses	877	453	424	—	877	278	—	599
	$49,810	$41,509	$8,301	$ —	$49,810	$38,885	$ —	$10,925

Amortization expense for intangible assets was $2.6 million, for each of the years ended December 31, 2008, 2007, and 2006, respectively.

During the fourth quarter of 2008, the Company reviewed the recoverability of intangible assets under SFAS 144. In connection with this analysis, management determined that there were no future cash flows associated with these assets and therefore no fair value was ascribed to them. As a result, the Company recorded a non-cash impairment charge of $8.3 million in the fourth quarter of 2008. (See Note 2.)

The Company did not record an impairment charge related to intangible assets in 2007.

Note 9. Other Assets

Included in amounts reported as other assets are the net book value of products manufactured by the Company for internal use as follows:

	December 31,	
	2008	2007
	(in thousands)	
	$16,959	$82,447
	(5,308)	(48,138)
	$11,651	$34,309

These products are used in-house for research and development, training, and customer demonstration purposes. Costs are amortized to expense over three to five years. Amortization expense was $11.4 million, $9.2 million, and $7.6 million, for the years ended December 31, 2008, 2007, and 2006, respectively.

The Company recorded an impairment charge to other assets of $21.1 million in the fourth quarter of 2008 in connection with this impairment analysis under SFAS 144. The sum of the expected undiscounted future cash flows of the long lived asset group that included these assets was less than the carrying amount of the asset group. The measure of impairment for these assets was based upon an analysis of the fair value compared to the carrying value as described in Note 2. The Company established the fair value of the other assets based upon its best alternative use, which would be the sale of these tools as used inventory. The Company has a history of used tool sales that supports a range of fair value for these assets. The timing of the impairment event in the fourth quarter primarily relates to the sustained industry downturn and an anticipated decrease in future cash flows derived from the long-lived asset group that includes these internal use tools, including significant change in the manner in which other assets were being used resulting in excess and or idle tools. These charges were primarily related to the sustained industry downturn and an anticipated decrease in future cash flows derived from other assets being used in research and development activities.

Note 10. Restructuring Charges

In October of 2008, the Company implemented a reduction in force to further reduce costs to mitigate deteriorating industry fundamentals. This reduction in force will result in a restructuring charge to expense of approximately $3.9 million principally for separation and outplacement costs, of which $3.4 million was recorded in the fourth quarter of 2008 and the remainder will be recorded in the first quarter of 2009. A total of $2.9 million has been paid through December 31, 2008.

In May 2008, the Company implemented a reduction in force in connection with planned actions taken by management to control costs to provide future profitability and conserve cash. This reduction in force resulted in a total charge to expense of approximately $3.6 million principally for separation and outplacement costs, of which $3.5 million has been recognized as expense through December 31,

2008. The remaining $0.1 million is expected to be recognized in the first quarter of 2009. A total of $3.4 million has been paid through December 31, 2008.

Change in the Company's restructuring liability, included in amounts reported as other liabilities, is as follows:

	Severance
	(in thousands)
Balance at December 31, 2007	$ 916
Restructuring expense	6,873
Cash payments	(7,043)
Balance at December 31, 2008	$ 746

In October of 2007, the Company implemented a reduction in force to control costs and improve the focus of its operations in order to sustain future profitability and conserve cash. This reduction in force resulted in a total charge to expense of approximately $3.1 million related to separation and outplacement costs, of which $2.5 million was recorded in the statement of operations at December 31, 2007. For the years ended December 31, 2008 and 2007, payments made in connection with this plan were $0.7 million and $1.6 million, respectively. As of December 31, 2008, there was approximately $0.1 million in other liabilities related to the October 2007 restructuring.

The 2006 lease restructuring liability relates to the consolidation of the Company's Rockville, Maryland operations into its headquarters and manufacturing facility located in Beverly, Massachusetts during 2005. These leases were paid over the remaining lease term, which ended December 31, 2007.

Changes in the Company's restructuring liability, included in amounts reported as other liabilities, for the year ended December 31, 2007 are as follows:

	Severance	Leases	Total
		(in thousands)	
Balance at December 31, 2006	$ —	$ 1,124	$ 1,124
Restructuring expense	2,506	—	2,506
Cash payments	(1,590)	(1,124)	(2,714)
Balance at December 31, 2007	$ 916	$ —	$ 916

For the year ended December 31, 2006, the Company recorded restructuring charges of $0.7 million primarily related to a reevaluation of the assumptions used in determining the fair value of certain lease obligations related to facilities abandoned in a previous restructuring. The revised assumptions, including lower estimates of expected sub-rental income over the remainder of the lease terms and expected lease termination costs associated with exiting a portion of the facilities, were based on management's evaluation of the commercial rental market. The above mentioned charges are net of a credit of $0.3 million to previously recognized restructuring charges relating primarily to the adjustment for severance and other one-time termination benefits associated with reduction in force actions and the consolidation of the Company's Rockville, Maryland operations into its headquarters and manufacturing facility located in Beverly, Massachusetts. In addition to the amounts reported as restructuring charges, $0.3 million of relocation and other incremental expenses related to the consolidation of the Rockville, Maryland operations are included in general and administrative expense for the year ended December 31, 2006.

Note 11. Product Warranty

The Company offers a one to three year warranty for all of its products, the terms and conditions of which vary depending upon the product sold. For all systems sold, the Company accrues a liability for the estimated cost of standard warranty at the time of system shipment and defers the portion of systems revenue attributable to the fair value of non-standard warranty. Costs for non-standard warranty are expensed as incurred. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated product failure rates, material usage and service labor costs. The Company periodically assesses the adequacy of its recorded liability and adjusts the amount as necessary.

Changes in the Company's product warranty liability are as follows:

	Years Ended December 31,		
	2008	2007	2006
	(in thousands)		
Balance at January 1 (beginning of year)	$ 6,245	$ 6,472	$ 7,166
Warranties issued during the period	2,564	6,625	9,231
Settlements made during the period	(5,419)	(6,306)	(6,513)
Changes in estimate of liability for pre-existing warranties during the period	140	(546)	(3,412)
Balance at December 31 (end of year)	$ 3,530	$ 6,245	$ 6,472
Amount classified as current	$ 3,137	$ 5,011	$ 5,229
Amount classified as long-term	393	1,243	1,243
Total Warranty Liability	$ 3,530	$ 6,254	$ 6,472

Note 12. Financing Arrangements

Convertible Subordinated Debt

On January 15, 2009, Axcelis failed to make the required payment of approximately $85 million under an Indenture dated as of May 2, 2006 (the "Indenture") between Axcelis and U.S. Bank National Association, as trustee (the "Trustee"), relating to the Company's 4.25% Convertible Senior Subordinated Notes (the "Notes"). Such failure constituted an event of default under the Indenture. Pursuant to the Indenture and as a result of the failure by Axcelis to make the required payment, Axcelis was required to pay, upon demand of the Trustee, the entire overdue amount, plus interest at a rate of 8.0% per annum, plus certain additional costs and expenses associated with the collection of such amounts. In January 2009, the Trustee filed a Complaint in US District Court in New York seeking a judgment for the amount due on the Notes. In February 2009, as an inducement to enter into the Share Purchase Agreement dated February 26, 2009 with Sumitomo Heavy Industries, Ltd. and SEN Corporation, an SHI and Axcelis Company (see Note 1.), the Trustee confirmed in writing that judgment would not be entered in their litigation against Axcelis until after April 13, 2009, during which time it was contemplated that the closing under the Share Purchase Agreement would occur. On March 30, 2009, the Company completed the sale of SEN for proceeds of $122.3 million net of $10.5 million in advisor fees and other expenses. A portion of the net proceeds was used for a direct repayment of all amounts due under the Indenture resulting in an extinguishment of the debt in full.

The Notes were issued in May 2, 2006, under an exchange and purchase agreement pursuant to which the holder of an aggregate of approximately $50.8 million of the Company's $125 million of 4.25% Convertible Subordinated Notes due January 15, 2007 issued in January 2002 (the "2002 Notes"), agreed to exchange its 2002 Notes for $50.8 million in aggregate principal amount of the Notes, plus accrued and unpaid interest on the 2002 Notes through the closing date of the exchange. In addition, the Company issued this holder an additional $24.2 million of Notes, resulting in an aggregate of $75 million of Notes outstanding. The Company repaid the remaining $74.2 million of outstanding 2002 Notes in January 2007.

On April 23, 2008, the Company entered into a revolving credit facility with a bank that provides for borrowings up to the lesser of $50 million or specified percentages of the amounts of qualifying accounts receivable and inventory. The Company is currently unable to borrow against the facility because it is not currently, and do not expect to become, in compliance with the financial covenants contained in the underlying credit agreement. This facility expires in April 2010. If the Company terminates this revolving credit facility prior to April 23, 2009, the Company will have to pay an early termination fee of approximately $1.0 million as the date of termination. If the Company terminates this revolving credit facility after April 23, 2009 but prior to its expiration, the Company will have to pay an early termination fee of approximately $0.5 million as of the date of termination.

Note 13. Defined Contribution Plan

The Company maintains the Axcelis Long-Term Investment Plan, a defined contribution plan. All regular employees were eligible to participate and may contribute up to 35% of their compensation on a before-tax basis subject to IRS limitations. Highly compensated employees may contribute up to 16% of their compensation on a before-tax basis subject to IRS limitations. Through 2008, the Company matched employee contributions in an amount equal to the greater of (A) 100% of the employee's pre-tax contributions up to one thousand dollars or (B) 50% of the employee's pre-tax contributions, up to the first 6% of eligible compensation. Under this plan, approximately $1.6 million, $2.2 million, and $2.2 million was recognized as expense for the years ended December 31, 2008, 2007, and 2006, respectively.

Note 14. Stock Award Plans and Stock-Based Compensation

2000 Stock Plan

The Company maintains the Axcelis Technologies, Inc. 2000 Stock Plan (the "2000 Plan"), a stock award and incentive plan which permits the issuance of options, stock appreciation rights, restricted stock, restricted stock units, and performance awards to selected employees, directors and consultants of the Company. The 2000 Plan originally reserved 18.5 million shares of common stock for future grant, which amount was subsequently increased to 33.2 million shares of common stock. The 2000 Plan expires in 2012. At December 31, 2008 there were 14.0 million shares of common stock available for future grant. At December 31, 2008, stock awards outstanding under the 2000 Plan included stock options, restricted stock and restricted stock units.

Expiration of non-qualified stock options or stock appreciation rights is based on award agreements. Non-qualified stock options typically expire ten years from date of grant, but, if approved by the Board of Directors, may have a stated term in excess of ten years. Incentive stock option awards expire ten years from the date of grant. Generally, options granted to employees terminate upon termination of employment. Under the terms of the 2000 Plan, the exercise price, determined by the Board of Directors, may not be less than the fair market value of a share of the Company's common stock on the date of grant. Stock options granted to employees generally vest over a period of four years, while stock options granted to non-employee members of the Company's Board of Directors generally vest over a period of 6 months and, once vested, are not affected by the director's termination of service to the Company. The Company settles stock option exercises with newly issued common shares.

Generally, unvested restricted stock and restricted stock unit awards expire upon termination of service to the Company. Restricted stock or restricted stock unit awards granted to employees generally vest over a period of four years, while restricted stock or restricted stock units granted to members of the Company's Board of Directors generally vest over a period of six months. The Company plans to settle restricted stock units upon vesting with newly issued common shares.

Under the 2000 Plan, fair market value is defined as the closing price of a share of the common stock on the Nasdaq Global Select Market as of any applicable date, as long as the Company's shares are traded on such exchange.

Grant-Date Fair Value

For the purpose of valuing stock options, the Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award. The fair values of options granted were calculated using the following estimated weighted-average assumptions:

	Years ended December 31,		
	2008	2007	2006
Weighted-average expected volatility	76.5%	58.4%	58.4%
Weighted-average expected term (in years)	5.5	4.2	4.2
Risk-free interest rate	1.6-2.4%	3.5-5.1%	4.3-5.1%
Expected dividend yield	0%	0%	0%

Expected volatility—The Company is responsible for estimating volatility and has considered a number of factors when estimating volatility. The Company's method of estimating expected volatility for all stock options granted relies on a combination of historical and implied volatility. The Company believes that this blended volatility results in a more accurate estimate of the grant-date fair value of employee stock options because it more appropriately reflects the market's current expectations of future volatility.

Expected term—Weighted average expected term was calculated using a forward looking lattice model of the Company's stock price incorporating a suboptimal exercise factor and a projected post-vest forfeiture rate.

Risk-free interest rate—The yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term assumption is used as the risk-free interest rate.

Expected dividend yield—Expected dividend yield was not considered in the option pricing formula since the Company does not pay dividends and has no current plans to do so in the future.

Stock-Based Compensation Expense

The Company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123R and SEC SAB No. 107. The fair value of the Company's restricted stock and restricted stock units was calculated based upon the fair market value of the Company's stock at the date of grant.

The Company used the graded attribution method to recognize expense for all stock-based awards prior to the adoption of SFAS 123R. Upon adoption of SFAS 123R on January 1, 2006, the Company changed to the straight-line attribution method to recognize expense for stock-based awards granted after December 31, 2005. The change to the straight-line attribution method was made so that the expense associated with each stock-based award is recognized evenly over the vesting period. The expense associated with the unvested portion of the pre-adoption grants will continue to be expensed using the graded attribution method.

The amount of stock-based compensation recognized is based on the value of the portion of the awards that are ultimately expected to vest. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered stock-based award. The Company currently expects, based on a historical analysis, a forfeiture rate of 10% per year, including executive officer awards.

Under SFAS No. 123R, the Company recognized stock-based compensation expense of $4.7 million $5.5 million and $5.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. For 2008, the Company primarily used stock options in its annual share-based payment program. For 2007 and 2006 the Company used restricted stock units in its annual share-based payment program for employees, while continuing to use stock options for new hire grants. As a result, restricted stock units comprised the majority of equity grants in 2007 and 2006.

SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. Because the Company does not recognize the benefit of tax deductions in excess of recognized compensation cost due to its cumulative net operating loss position, this change had no impact on the Company's consolidated statement of cash flows as of and for the years ended December 31, 2008, 2007 and 2006.

Stock Options

The following table summarizes the stock option activity for the years ended December 31, 2008, 2007 and 2006:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(years)	(in thousands)
Outstanding at December 31, 2005	13,464	$11.81		
Granted	670	5.14		
Exercised	(265)	5.98		
Canceled	(204)	6.52		
Expired	(860)	11.71		
Outstanding at December 31, 2006	12,805	$11.68		
Granted	385	4.93		
Exercised	(191)	5.71		
Canceled	(114)	6.33		
Expired	(1,451)	11.47		
Outstanding at December 31, 2007	11,434	$11.65		
Granted	5,333	0.71		
Exercised	(20)	5.01		
Canceled	(196)	5.42		
Expired	(1,027)	10.75		
Outstanding at December 31, 2008	15,524	$ 8.05	5.65	$ 15
Exercisable at December 31, 2008	9,805	$12.13	3.27	$ —
Options Vested or Expected to Vest at December 31, 2008(1)	13,898	$ 8.88	5.24	$352

(1) In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest is calculated by applying an estimated forfeiture rate to the unvested options.

Of the options outstanding at December 31, 2008, 2007, and 2006, 9,805, 10,467, and 11,304, respectively, were vested and exercisable with a weighted average exercise price of $12.13, $12.21, and $12.38, respectively. The total intrinsic value of options exercised (i.e. the difference between the market price at exercise and the price paid by the employee to exercise the options) for the years ended December 31, 2008, 2007 and 2006 was $0.0, $0.3 and $0.3 million, respectively.

The total fair value of stock options vested during the year ended December 31, 2008 was $1.5 million. As of December 31, 2008, there was $2.4 million of total forfeiture adjusted unrecognized compensation cost related to non-vested stock options granted under the 2000 Plan. That cost is expected to be recognized over a weighted-average period of 3.12 years.

Restricted Stock and Restricted Stock Units

Restricted stock units ("RSUs") represent the Company's unfunded and unsecured promise to issue shares of the common stock at a future date, subject to the terms of the RSU Award Agreement and the 2000 Plan. The purpose of these awards is to assist in attracting and retaining highly competent employees and directors and to act as an incentive in motivating selected employees and directors to achieve long-term corporate objectives. These RSU awards typically vest over four years for employees and executive officers. The restricted stock awards to directors typically vest over six months. The fair value of restricted stock unit and restricted stock awards is charged to expense ratably over the applicable service period.

Changes in the Company's non-vested restricted stock and restricted stock units for the years ended December 31, 2008, 2007, and 2006 are as follow:

	Shares/units	Weighted-Average Grant Date Fair Value per Share
	(in thousands)	
Outstanding at December 31, 2005	1,063	$7.04
Granted	927	6.01
Vested	(137)	7.90
Forfeited	(22)	7.84
Outstanding at December 31, 2006	1,831	$6.44
Granted	1,178	6.03
Vested	(476)	6.60
Forfeited	(423)	6.24
Outstanding at December 31, 2007	2,110	$6.22
Granted	203	4.60
Vested	(568)	6.43
Forfeited	(133)	6.28
Outstanding at December 31, 2008	1,612	$5.94

As of December 31, 2008, there was $5.6 million of total forfeiture adjusted unrecognized compensation cost related to nonvested restricted stock and restricted stock units, which is expected to be amortized over a weighted average amortization period of 1.84 years.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the "Purchase Plan") provides effectively all Axcelis employees the opportunity to purchase common stock of the Company at less than market prices. Purchases are made through payroll deductions of up to 10% of the employee's salary, subject to certain caps set forth in the Purchase Plan. Historically, employees could purchase Axcelis common stock at 85% of the market value of the Company's common stock on the first trading day of each offering period or on the day the stock is purchased, whichever was lower. Effective January 1, 2006, employees may only purchase Axcelis common stock at 85% of the market value of the Company's common stock on the day the stock is purchased. The purchase price may be adjusted by the Board of Directors.

Under SFAS No. 123R, the Purchase Plan is considered compensatory and as such, compensation expense has been recognized beginning January 1, 2006. Compensation expense is computed based on the benefit of the discounted stock price, amortized to compensation expense over each offering period of six months. Compensation expense for the years ended December 31, 2008, 2007, and 2006 was $0.1 million, $0.3 million, and $0.3 million respectively.

As of December 31, 2008, there were a total of 3.3 million shares reserved for issuance and available for purchase under the Purchase Plan. There were 0.4, 0.6, and 0.5 million shares purchased under the Purchase Plan for the years ended December 31, 2008, 2007, and 2006 respectively.

Note 15. Stockholders' Equity

Preferred Stock

The Company may issue up to 30 million shares of preferred stock in one or more series. The Board of Directors is authorized to fix the rights and terms for any series of preferred stock without additional shareholder approval. In June 2000, the Board of Directors authorized and designated 3 million shares of preferred stock as Series A Participating Preferred Stock for issuance pursuant to the Company's Shareholder Rights Plan discussed below. As of December 31, 2008 and 2007, there were no outstanding shares of preferred stock.

Shareholder Rights Plan

In June 2000, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one share purchase right (a "Right") for each outstanding share of common stock to stockholders of record at the close of business on June 30, 2000. Each share of common stock newly issued after that date also will carry with it one Right. Each Right will entitle the record holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $110.00 per Right subject to adjustment. If certain takeover events occur, exercise of the rights would entitle the holders thereof (other than the acquiring person or group) to receive common shares or common stock of a surviving corporation, or cash, property or other securities, with a market value equal to twice the purchase price. These takeover events include a person or group becoming the owner of 20% or more of the Company's outstanding common stock, or the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Company's outstanding common shares. The Rights expire in June 2010, and may be redeemed by the Company at the option of its Board of Directors, for $.001 per Right.

Other Reserved Shares

At December 31, 2008, there were 4.2 million shares of common stock reserved for issuance upon conversion of the Notes.

Note 16. Commitments and Contingencies

Lease Commitments

The Company leases manufacturing and office facilities and certain equipment under operating leases that expire through 2015. Rental expense was $6.9 million, $6.9 million, and $6.2 million under operating leases, excluding amounts recorded as a component of restructuring expense, for the years ended December 31, 2008, 2007 and 2006, respectively. Future minimum lease commitments on non-cancelable operating leases are as follows:

Year ended December 31,	Operating Leases
	(in thousands)
2009	$4,963
2010	2,802
2011	749
2012	292
2013	281
Thereafter	88
	$9,175

Purchase Commitments

The Company has non-cancelable contracts and purchase orders for inventory of $8.8 million at December 31, 2008.

Litigation

In January 2009, theTrustee under the Indenture relating to the Company's 4.25% Convertible Senior Subordinated Notes (the "Notes"), filed a Complaint in US District Court in New York seeking a judgment for the amount due on the Notes, (a total payment of approximately $85 million). This litigation relates to the Company's failure to pay the principal and interest due on the Notes on January 15, 2009, discussed in the Management's Discussion and Analysis above. In February 2009, as an inducement to enter into the Share Purchase Agreement dated February 26, 2009 (the "Share Purchase Agreement") with Sumitomo Heavy Industries, Ltd. ("SHI") and SEN Corporation, an SHI and Axcelis Company ("SEN"), the Trustee confirmed in writing that judgment will not be entered in this litigation until after April 13, 2009, during which time it was contemplated that the closing under the Share Purchase Agreement would occur. On March 30, 2009, the Company completed the sale of SEN for net proceeds of $122.3 million net of $10.5 million of advisor fees and other expenses. A portion of the net proceeds was used in the direct repayment of all amounts due under the Indenture. As a result of the payment, the trustee for the Notes will withdraw litigation filed in connection with Axcelis' default on the Notes. (See note 12.)

The Company is not presently a party to any other litigation that it believes might have a material adverse effect on its business operations. The Company is, from time to time, a party to litigation that arises in the normal course of its business operations.

Prior to the sale, SEN and Axcelis were engaged in an arbitration initiated by Axcelis to establish a basis for setting the royalty for a single wafer, high current ion implant system known as the SHX. SEN had filed counter claims which Axcelis believed had no merit. In January 2009, the Company and SEN agreed to suspend the arbitration indefinitely. In connection with the sale of SEN, this arbitration will be dismissed by both parties.

Indemnifications

The Company's system sales agreements typically include provisions under which the Company agrees to take certain actions, provide certain remedies and defend its customers against third-party claims of intellectual property infringement under specified conditions and to indemnify customers against any damage and costs awarded in connection with such claims. The Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

Note 17. Business Segment, Geographic Region Information, and Significant Customers

Axcelis operates in one business segment, which is the manufacture of capital equipment for the semiconductor manufacturing industry. The principal market for semiconductor manufacturing equipment is semiconductor manufacturers. Substantially all sales are made directly by Axcelis to customers located in the United States, Europe and Asia Pacific.

Axcelis' ion implantation systems product line includes high current, medium current and high energy implanters. Other products include dry strip equipment, curing systems, and thermal processing systems. In addition to equipment, Axcelis provides post-sales equipment service and support, including spare parts, equipment upgrades, maintenance services and customer training.

Revenues by product line are as follows:

	Years ended December 31,		
	2008	2007	2006
		(in thousands)	
Ion implantation systems, services, and royalties	$204,886	$304,529	$342,885
Other products systems, services, and royalties	45,328	100,271	118,832
	$250,214	$404,800	$461,717

Revenues and long-lived assets by geographic region based on the physical location of the operation recording the sale or the asset are as follows:

	Revenue	Long-Lived Assets
	(in thousands)	
2008		
United States	$175,041	$44,432
Europe	29,605	—
Asia Pacific	45,568	—
	$250,214	$44,432
2007		
United States	$316,467	$66,845
Europe	35,629	518
Asia Pacific	52,704	738
	$404,800	$68,101
2006		
United States	$369,920	$65,347
Europe	37,231	588
Asia Pacific	54,566	743
	$461,717	$66,678

Long-lived assets consist of property, plant and equipment, net. Operations in Europe and Asia Pacific consist of sales and service organizations.

International revenues, including export sales from U.S. manufacturing facilities to foreign customers, sales by foreign subsidiaries and branches, and royalties were $161.9 million (64.7% of total revenues) in 2008, $271.2 million (67.0% of total revenues) in 2007, and $309.9 million (67.1% of total revenues) in 2006.

One customer accounted for 11.7% of revenue and 12% of consolidated accounts receivable at December 31, 2008. One customer accounted for 12.2% of revenue and 24.1% of consolidated accounts receivable at December 31, 2007. No single customer accounted for more than 10% of revenue or consolidated accounts receivable at December 31, 2006.

Note 18. Income Taxes

Income (loss) before income taxes are as follows:

	Years ended December 31,		
	2008	2007	2006
	(in thousands)		
United States	$(193,451)	$(28,121)	$19,501
Foreign	1,315	5,897	4,016
Equity income (loss) of SEN	(3,667)	10,416	19,266
Income (loss) before income taxes	$(195,803)	$(11,808)	$42,783

Income taxes (credits) are as follows:

	Years ended December 31,		
	2008	2007	2006
	(in thousands)		
Current:			
United States			
Federal	$ 8	$(1,574)	$ 988
State	136	185	200
Foreign	528	1,070	1,034
Total current	672	(319)	2,222
Deferred:			
United States		—	—
Foreign	189	(91)	(209)
Total deferred	189	(91)	(209)
Income taxes (credits)	$861	$ (410)	$2,013

Reconciliations of income taxes at the United States Federal statutory rate to the effective income tax rate are as follows:

	Years ended December 31,		
	2008	2007	2006
	(in thousands)		
Income taxes (credit) at the United States statutory rate	$(68,531)	$ (4,132)	$14,974
State income taxes, net of federal income tax benefit	136	185	130
Realized net operating loss carryforwards	—	—	(4,217)
Impairment of goodwill	14,740	—	—
Unremitted earnings of foreign subsidiaries	5,965		
Change in valuation allowance	45,586	5,856	—
Foreign income tax rate differentials	68	(497)	(581)
Equity (income) loss of SEN	1,283	(2,187)	(6,743)
Reversal of income tax liabilities recorded in prior years	—	(1,294)	—
Other, net	1,614	1,659	(1,550)
Income taxes (credits)	$ 861	$ (410)	$ 2,013

Significant components of current and long-term deferred income taxes are as follows:

	As of December 31,			
	2008		2007	
	Current	Long Term	Current	Long Term
	(in thousands)			
Federal net operating loss carryforwards	$ —	$ 80,460	$ —	$ 49,022
State net operating loss carryforwards	—	1,697	—	1,717
Foreign net operating loss carryforwards	—	4,142	—	4,487
Federal tax credit carryforwards	—	22,630	—	21,073
State tax credit carryforwards	—	9,641	—	10,439
Equity income of SEN	—	—	—	(485)
Unremitted earnings of foreign subsidiaries	—	(5,965)	—	—
Intangible assets	—	1,012	—	(2,328)
Property, plant and equipment	—	7,393	—	1,082
Accrued compensation	1,312	—	620	—
Inventories	28,858	—	22,978	—
Stock compensation	—	3,437	—	3,018
Warranty	1,140	143	1,804	445
Other	1,711	2,559	945	(398)
Deferred taxes, gross	33,021	127,149	26,347	88,072
Valuation allowance	(31,698)	(127,165)	(25,248)	(88,029)
Deferred taxes, net	$ 1,323	$ (16)	$ 1,099	$ 43

At December 31, 2008, the Company had $160.2 million of deferred tax assets relating to net operating loss carryforwards, tax credit carryforwards and other temporary differences, which are available to reduce income taxes in future years. SFAS No. 109 *Accounting for Income Taxes* requires that a valuation allowance be established when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates length of carryback and carryforward periods, existing sales backlog, and projections of future operating results. Where there are cumulative losses in recent years, SFAS No. 109 creates a strong presumption that a valuation allowance is needed. This presumption can be overcome in very limited circumstances.

The Company is in a three year cumulative loss position in the United States and has uncertainty in future taxable income for its European subsidiaries. As a result, the Company maintains a 100% valuation allowance for entities in those tax jurisdictions to reduce the carrying value of deferred tax assets to zero. The Company will continue to maintain a full valuation allowance for those tax assets until sustainable future levels of profitability are evident.

Changes in the valuation allowance in 2008 and 2007 were attributable principally to changes in the composition of temporary differences and increases in net operating loss carryforwards. Also in 2008, there was a change in the valuation allowance attributable to the recognition of a deferred tax liability for unremitted earnings of foreign subsidiaries. Changes in the valuation allowance in 2006 were attributable to changes in the composition of temporary differences and increases in tax credit carryforwards which were offset by the realization of benefits from the use of net operating loss carryforwards to reduce taxable income.

At December 31, 2008, the Company has federal and state net operating loss carryforwards of approximately $231.6 million and foreign net operating loss carryforwards of approximately $11.4 million expiring principally between 2018 and 2028. The sale of the Company's investment in SEN will generate taxable income which will be off-set with existing net operating loss carryforwards.

The Company has research and development and other tax credit carryforwards of approximately $10.2 million at December 31, 2008 that can be used to reduce future federal income tax liabilities. These tax credit carryforwards expire principally between 2021 and 2028. In addition, the Company has foreign tax credit carryforwards of approximately $12.4 million at December 31, 2008 that are available to reduce future U.S. income tax liabilities subject to certain limitations. These foreign tax credit carryforwards expire between 2011 and 2018.

The Company has not provided for income tax expense on $155.5 million of its share of unremitted earnings of SEN, since the Company does not have the ability to unilaterally initiate a distribution of these earnings nor a contractual agreement with its joint venture partner to do so.

In June 2006, the FASB issued Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109. The Interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Company and most foreign subsidiaries are subject to income tax examinations by tax authorities for all years dating back to 2001. The Company's policy is to recognize interest related to unrecognized tax benefits as interest expense and penalties as operating expenses. Accrued interest and penalties are insignificant at December 31, 2008. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter.

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not impact the consolidated financial condition, results of operations or cash flows. At December 31, 2008, the Company had unrecognized tax benefits of approximately $5.8 million, of which approximately $4.7 million reduced the Company's deferred tax assets and the offsetting valuation allowance and $1.1 million was recorded in other long-term liabilities. During September of 2007, the Company made the determination that certain reserves relating to a previous tax year were no longer required due to the expiration of a statue of limitations for the specific amount reserved. As a result, the company recorded an adjustment to reduce income tax expense by $1.2 million during the three month period ended September 30, 2007. To the extent these unrecognized tax benefits are ultimately recognized, approximately $1.1 million would impact the effective tax rate in a future period and $4.7 million would increase deferred tax assets and the offsetting valuation allowance. The Company does not expect any significant changes in unrecognized tax benefits in 2009.

A reconciliation of the beginning and ending balance of unrecognized tax benefits (in thousands) is as follows:

	2008	2007
	(in thousands)	
Balance at beginning of year	$5,708	$ 5,248
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	—	1,480
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	261	274
Decreases in unrecognized tax benefits as a result of tax positions taken during the current period	(145)	(88)
Decreases in the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	—	(1,206)
Balance at end of year	$5,824	$ 5,708
Recorded as Other Long Term Liability	$1,104	$ 1,104
Recorded as a decrease in deferred tax assets and offsetting valuation allowance	4,720	4,604
	$5,824	$ 5,708

Note 19. SEN Corporation, an SHI and Axcelis Company (unaudited)

SEN was established in 1982 under the Commercial Code of Japan and was, until March 30, 2009, owned equally by Sumitomo Heavy Industries, Ltd., a Japanese corporation, and Axcelis. SEN designs, manufactures, sells and services specified ion implantation equipment in Japan under a license agreement with Axcelis.

Summary financial information is as follows:

	2008	2007	2006
		(in thousands)	
Twelve months ended November 30:			
Net Sales	$158,574	$235,611	$267,131
Gross profit	102,768	97,911	125,394
Net income	(7,334)	20,832	38,531
November 30:			
Current assets	$326,197	$287,990	$304,208
Noncurrent assets	31,768	25,945	26,044
Current liabilities	38,863	47,760	76,339
Noncurrent liabilities	752	189	187

SEN has a March 31 fiscal year end. The consolidated statements of operations for Axcelis include the results of SEN for the twelve-month periods ended November 30, which represents a one-month lag. The information above has been presented as of and for the twelve months ended November 30 to conform to Axcelis' equity accounting for SEN.

A summary of Axcelis' transactions with and balances payable to or receivable from SEN are as follows:

	2008	2007	2006
	(in thousands)		
Net Sales	$ 1,166	$ 1,825	$ 3,007
Royalty revenue	4,059	6,066	9,207
Dividends received	2,016	12,424	—
Axcelis' equity income (loss) of SEN	(3,667)	10,416	19,266
Accounts receivable at December 31	257	442	1,402
Accounts payable at December 31	2	284	178

Axcelis' retained earnings (deficit) included $94.5 million and $100.2 million of undistributed earnings of SEN at December 31, 2008 and 2007, respectively.

Changes in investment in SEN are as follows:

	2008	2007
	(in thousands)	
Beginning balance	$132,911	$126,688
Equity income (loss) of SEN	(3,667)	10,416
Dividends received	(2,016)	(12,424)
Foreign exchange impact	29,449	8,231
Ending balance	$156,677	$132,911

In 2006, Axcelis and SHI agreed upon an annual dividend relating to SEN's fiscal year ended March 31, 2006. The two shareholders instructed SEN to dividend 40% of SEN's net earnings for that year. On January 31, 2007 and July 31, 2007, Axcelis received a payment of approximately $5.7 million representing its 50% share of the dividend. In 2007, the Company entered into an agreement with SHI pursuant to which SEN will be instructed to dividend 40% of its net income annually. On July 31, 2008 and 2007 the Company received a dividend of approximately $2.0 million and $6.7 million respectively for SEN's fiscal year ended March 31, 2008 and 2007.

On February 26, 2009, Axcelis, SHI and SEN entered into a Share Purchase Agreement pursuant to which Axcelis would sell and SHI would buy all of Axcelis' common shares in SEN in exchange for a cash payment of 13 billion Yen on the later of March 31, 2009 or the date on which certain closing conditions are satisfied (the "Share Purchase Agreement"). On March 2, 2009, the Company purchased a foreign exchange option to hedge the proceeds from the transaction. This option insures proceeds of approximately $132.7 million before advisor fees and other expenses. On March 30, 2009, the Company completed the sale of its shares in SEN, to SHI for proceeds of $122.3 million net of advisory fees and other expenses.

SEN remains liable to the Company for royalties and commissions on products sold through March 31, 2009. In connection with the closing under the Share Purchase Agreement, Axcelis and SEN entered into a new License Agreement which allows each company to continue to use certain patents and technical information owned by the other to make and sell ion implant systems on a worldwide, royalty-free, perpetual basis. The Company can now market all its products in Japan. The transaction terminated all existing agreements among the three parties relating to the SEN joint venture. In addition, the arbitration with SEN initiated by Axcelis in Tokyo will be dismissed.

On March 30, 2009 $86.4 million of the proceeds from the sale of the Company's investment in SEN were used for a direct pay-off of all amounts due to the holder of its 4.25% Convertible Senior Subordinated Notes (the "Notes") that matured in January 2009.

Note 20. Quarterly Results of Operations (unaudited)

	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	March 31, 2007
	(in thousands, except per share data)							
Revenue	$ 41,977	$ 46,454	$ 76,889	$ 84,894	$ 89,649	$107,553	$110,073	$97,526
Gross profit	(10,850)	17,159	27,090	29,216	31,753	36,269	43,590	41,250
Net income (loss)	(141,445)	(24,741)	(19,397)	(11,081)	(10,617)	(8,197)	4,744	2,672
Net income (loss) per share basic and diluted	$ (1.37)	$ (0.24)	$ (0.19)	$ (0.11)	$ (0.10)	$ (0.08)	$ 0.05	$ 0.03

Results of operations for the quarters ended December 31, 2008, September 30, 2008, June 30, 2008 and December 31, 2007 included restructuring charges of $3.5 million, $0.4 million, $3.0 million and $2.5 million respectively.

Results of operations for the quarter ended December 31, 2008 include charges for impairment of intangible and long-lived assets of $46.9 million, impairment of goodwill of $42.1 million, and excess inventory of $23.2 million.

Results of operations for the quarter ended September 30, 2007 include a charge for impairment of goodwill of $4.7 million.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCELIS TECHNOLOGIES, INC.

Dated: March 31, 2009

By: /s/ MARY G. PUMA
Mary G. Puma, *Chief Executive Officer*

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ MARY G. PUMA Mary G. Puma	Director and Principal Executive Officer	March 31, 2009
/s/ STEPHEN G. BASSETT Stephen G. Bassett	Principal Accounting and Financial Officer	March 31, 2009
/s/ R. JOHN FLETCHER R. John Fletcher	Director	March 31, 2009
/s/ STEPHEN R. HARDIS Stephen R. Hardis	Director	March 31, 2009
/s/ WILLIAM C. JENNINGS William C. Jennings	Director	March 31, 2009
/s/ PATRICK H. NETTLES Patrick H. Nettles	Director	March 31, 2009
/s/ H. BRIAN THOMPSON H. Brian Thompson	Director	March 31, 2009
/s/ GEOFFREY WILD Geoffrey Wild	Director	March 31, 2009

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company. Incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 (Registration No. 333-36330).
3.2	Bylaws of the Company, as amended as of August 8, 2007. Incorporated by reference to Exhibit 3.2 of the Company's Form 10-Q for the quarter ended June 30, 2007, filed with the Commission on August 9, 2007.
3.3	Certificate of Designation of Series A Participating Preferred Stock, filed with the Secretary of State of Delaware on July 5, 2000. Incorporated by reference to Exhibit 3.3 of the Company's Form 10-K for the year ended December 31, 2000, filed with the Commission on March 30, 2001.
4.1	Specimen Stock Certificate. Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (Registration No. 333-36330).
4.2	Rights Agreement between the Company and EquiServe Trust Company, N.A. Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (Registration No. 333-36330).
4.3	Indenture between the Company and U.S. Bank National Association, as trustee, including the form of note, dated as of May 2, 2006. Incorporated by reference to Exhibit 4.12 of the Company's Report on Form 8-K filed with the Commission on May 4, 2006.
10.1*	Axcelis Technologies, Inc. 2000 Stock Plan, as amended through June 23, 2005. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on June 28, 2005.
10.2*	Axcelis Team Incentive Plan for executive officers, adopted by the Compensation Committee of the Board of Directors on January 20, 2005. Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed with the Commission on January 31, 2005.
10.3	Form of Indemnification Agreement entered into by the Company with each of its directors and executive officers. Incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1 (Registration No. 333-36330).
10.4*	Form of Change in Control Agreement, as approved by the Board of Directors on October 16, 2007 and first effective on November 6, 2007, between the Company and each of its executive officers. Incorporated by reference to Exhibit 10.4 of the Company's report on Form 10-Q for the quarter ended September 30, 2007 filed with the Commission on November 8, 2007.
10.5*	Form of Employee non-qualified stock option grant under the 2000 Stock Plan, updated as of April 5, 2002. Incorporated by reference to Exhibit 10.1 of the Company's report on Form 10-Q filed with the Commission on November 9, 2004.
10.6*	Form of Non-Employee Director stock non-qualified stock option grant under the 2000 Stock Plan, updated as of July 12, 2004. Incorporated by reference to Exhibit 10.2 of the Company's report on Form 10-Q filed with the Commission on November 9, 2004.
10.7*	Form of Restricted Stock Agreement for use under the 2000 Stock Plan. Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on June 28, 2005.

Exhibit No.	Description
10.8*	Form of Restricted Stock Unit Award Agreement for use under the 2000 Stock Plan. Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on June 28, 2005.
10.9*	Named Executive Officer Base Compensation at March 31, 2009. Filed herewith.
10.10*	Non-Employee Director Cash Compensation at March 31, 2009. Filed herewith.
10.11*	Amended and Restated Employment Agreement between the Company and Mary G. Puma dated November 6, 2007. Incorporated by reference to Exhibit 10.3 of the Company's report on Form 10-Q for the quarter ended September 30, 2007 filed with the Commission on November 8, 2007.
10.12**	Organization Agreement dated December 3, 1982 between Eaton Corporation and Sumitomo Heavy Industries, Ltd. relating to SEN Corporation, an SHI and Axcelis Company formerly known as Sumitomo Eaton Nova Corporation, as amended. Incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (Registration No. 333-36330).
10.13**	Master License Agreement dated January 16, 1996 between Eaton Corporation and SEN Corporation, an SHI and Axcelis Company formerly known as Sumitomo Eaton Nova Corporation. Incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1 (Registration No. 333-36330).
10.14	Loan and Security Agreement dated as of April 23, 2008 between the Company and Silicon Valley Bank. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the quarter ended March 31, 2008 filed with the Commission on May 12, 2008.
10.15	Share Purchase Agreement dated February 26, 2009 among the Company, Sumitomo Heavy Industries, Ltd. And SEN Corporation, and SHI and Axcelis Company. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2008.
10.16	Letter to the Company dated February 25, 2009 from U.S. Bank National Association, as trustee under the Inden ture dated as of May 2, 2006 relating to Axcelis' 4.25% Convertible Senior Subordinated Notes. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2008.
14.1	Ethical Business Conduct at Axcelis, revised through January 2003. Incorporated by reference to Exhibit 14.1 of the Company's report on Form 10-K filed with the Commission on March 28, 2003.
21.1	Subsidiaries of the Company. Filed herewith.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. Filed herewith.
31.1	Certification of the Chief Executive Officer under Exchange Act Rule 13a-14(a)/15d-14(a) (Section 302 of the Sarbanes-Oxley Act), dated March 31, 2009. Filed herewith.
31.2	Certification of the Chief Financial Officer under Exchange Act Rule 13a-14(a)/15d-14(a) (Section 302 of the Sarbanes-Oxley Act), dated March 31, 2009. Filed herewith.
32.1	Certification of the Chief Executive Officer pursuant to Section 1350 of Chapter 63 of title 18 of the United States Code (Section 906 of the Sarbanes-Oxley Act), dated March 31, 2009. Filed herewith.

Exhibit No.	Description
32.2	Certification of the Chief Financial Officer pursuant to Section 1350 of Chapter 63 of title 18 of the United States Code (Section 906 of the Sarbanes-Oxley Act), dated March 31, 2009. Filed herewith.

* Indicates a management contract or compensatory plan.

** Certain confidential information contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended, or Rule 24b-2 promulgated under the Securities and Exchange Act of 1934, as amended.

Schedule II-Valuation and Qualifying Accounts
Axcelis Technologies, Inc
(In thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other(*)	Balance at End of Period
Year Ended December 31, 2008					
Allowance for doubtful accounts and returns . .	$ 2,927	$ 308	$ (691)	$ 1	$ 2,545
Reserve for excess and obsolete inventory	25,071	24,631	(2,596)	550	47,656
Year Ended December 31, 2007					
Allowance for doubtful accounts and returns . .	2,941	—	(13)	(1)	2,927
Reserve for excess and obsolete inventory	22,092	5,018	(2,091)	52	25,071
Year Ended December 31, 2006					
Allowance for doubtful accounts and returns . .	3,123	—	(164)	(18)	2,941
Reserve for excess and obsolete inventory	17,795	5,797	(2,284)	784	22,092

(*) Represents foreign currency translation adjustments.

STOCK PERFORMANCE GRAPH

This graph compares the five-year cumulative total stockholder returns for our common stock to that of the Philadelphia Semiconductor Index and the Nasdaq Composite Index at each of the last five fiscal year ends. The cumulative returns are based on a $100 investment on December 31, 2003, with all dividends, if any, being reinvested. The stock performance shown on the graph below is not necessarily indicative of future price performance.



Axcelis Stock Price Performance
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
12/31/03
12/31/04
12/31/05
12/30/06
12/29/07
12/31/08
Axcelis Technologies, Inc. (ACLS)
Nasdaq Composite Index (COMP)
Philadelphia Semiconductor Index (SOX)

Company/Index Name	December 31 2003	December 31 2004	December 31 2005	December 30 2006	December 29 2007	December 31 2008
Axcelis Technologies Inc.	$100.00	$79.16	$46.45	$56.77	$44.79	$5.24
NASDAQ Composite Index	$100.00	$108.59	$110.08	$120.56	$132.39	$77.40
Philidelphia Semiconductor Index	$100.00	$85.28	$94.37	$92.09	$80.30	$41.58

BOARD OF DIRECTORS

R. John Fletcher
Chief Executive Officer,
Fletcher Spaght, Inc.

Stephen R. Hardis
Lead Director, Axcelis Technologies, Inc.,
Retired Chairman and Chief Executive Officer,
Eaton Corporation

William C. Jennings
Retired Partner, PricewaterhouseCoopers LLP

Patrick H. Nettles
Executive Chairman of the Board of Directors,
CIENA Corporation

Mary G. Puma
Chairman and Chief Executive Officer,
Axcelis Technologies, Inc.

H. Brian Thompson
Executive Chairman,
Global Telecom & Technology

Geoffrey Wild
Chief Executive Officer and President,
Cascade Microtech, Inc.

EXECUTIVE OFFICERS

Stephen G. Bassett
Executive Vice President and Chief Financial Officer

William Bintz
Senior Vice President, Marketing

Kevin J. Brewer
Executive Vice President, Operations

Lynnette C. Fallon
Executive Vice President, Human Resources and Legal,
General Counsel and Secretary

Matthew P. Flynn
Executive Vice President, Global Customer Operations

Craig M. Halterman
Senior Vice President and Chief Information Officer

Mary G. Puma
Chairman and Chief Executive Officer

AUDIT COMMITTEE
William C. Jennings, Chairman
R. John Fletcher
Geoffrey Wild

COMPENSATION COMMITTEE
H. Brian Thompson, Chairman
R. John Fletcher
Stephen R. Hardis

NOMINATING AND GOVERNANCE COMMITTEE
Patrick H. Nettles, Chairman
Stephen R. Hardis

ANNUAL MEETING DATE & LOCATION
The annual meeting of stockholders will be held at 11:00 a.m. on Wednesday, May 6, 2009 at Axcelis corporate headquarters.

CORPORATE HEADQUARTERS
108 Cherry Hill Drive
Beverly, MA 01915-1053
978-787-4000

INDEPENDENT AUDITORS
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116-5072

INVESTOR INFORMATION/SEC FORM 10-K
Information on the Company, including the exhibits to the Company's 2008 Annual Report on SEC Form 10-K and other SEC filings, can be obtained free of charge either on our website at http://www.axcelis.com or by contacting Investor Relations at Axcelis Technologies, Inc., 108 Cherry Hill Drive, Beverly, MA 01915-1053. You can also e-mail investor relations at investor.relations@axcelis.com.

LEGAL COUNSEL
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue at Prudential Center
Boston, MA 02108-3190

STOCK LISTING
The Company's common stock is traded on The NASDAQ Global Market under the symbol ACLS.

TRANSFER AGENT & REGISTRAR
For questions regarding misplaced stock certificates, changes of address, or the consolidation of accounts, please contact the Company's transfer agent:

Telephone: +1 781-575-2725
Hearing Impaired #: TDD: 1-800-952-9245

Address:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Private Couriers/Registered Mail:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

Questions & Inquiries via our Website:
http://www.computershare.com

WEBSITE
http://www.axcelis.com

SAFE HARBOR STATEMENT
This document contains forward-looking statements under the SEC safe harbor provisions. These statements are based on management's current expectations and should be viewed with caution. They are subject to various risks and uncertainties, many of which are outside the control of the company, including our ability to implement successfully our profit plans, the continuing demand for semiconductor equipment, relative market growth, continuity of business relationships with and purchases by major customers, competitive pressure on sales and pricing, increases in material and other production costs that cannot be recouped in product pricing and global economic and financial conditions.